
07076546



Frisch's Restaurants, Inc.
2007 Annual Report








Frisch's
Big Boy

What's Your Favorite Thing?®


Big Boy's
Strawberry Pie Baby®

Frisch's Restaurants, Inc.

Our Pride

An excerpt from our press release announcing year end results...

FOR IMMEDIATE RELEASE

Cincinnati, OH, July 23, 2007

...Same store sales at our Big Boy restaurants rose for the tenth consecutive year. Also, for the first time ever, our average annual same store sales exceeded $2,000,000 per location. We are very proud of both of these records and have every intention of extending them...


Golden Corral's
Slow Roasted Sirloin

Financial Highlights 2007

Frisch's Restaurants, Inc. & Subsidiaries

For the Year	**2007**	2006	2005
Sales	**$ 289,934,367**	$ 290,967,866	$ 279,247,122
Gross profit	**28,989,394**	28,426,489	30,525,095
Operating profit	**16,191,584**	16,268,227	18,035,271
Earnings before income taxes	**13,519,413**	13,496,885	19,654,822
Net earnings	**9,267,556**	9,159,765	14,740,825
Diluted earnings per share	**$1.78**	$1.78	$2.86

Fiscal year 2006 contained 366 days compared with 364 days each in fiscal years 2007 and 2005.
Earnings before income taxes and net earnings for 2005 include a non-taxable life insurance benefit of $4,440,000.

At Year End		
Total assets	**$ 179,258,554**	$ 175,282,821
Total long term debt	**36,784,144**	39,917,830
Shareholders' equity	**107,869,775**	100,681,436
Book value per share at year end	**$ 21.06**	$ 19.84
Market value per share at year end	**$ 31.95**	$ 25.70
Return on average shareholders' equity	**8.9%**	9.4%
Restaurants in operation		
Big Boy	**87**	90
Golden Corral	**34**	30

Frisch's Restaurants, Inc. is a regional company that operates full service family-style restaurants under the name "Frisch's Big Boy." The Company also operates grill buffet style restaurants under the name "Golden Corral" pursuant to certain licensing agreements. All Big Boy restaurants operated by the Company are currently located in various regions of Ohio, Kentucky and Indiana. Golden Corral restaurants currently operate in the greater metropolitan areas of Cincinnati, Dayton, Toledo and Cleveland, Ohio, Louisville, Kentucky and Pittsburgh, Pennsylvania. The Company has development rights to expand Golden Corral operations into markets in Columbus, Ohio, northern Indiana and southern Michigan.

Forward-looking statements are contained in this annual report to shareholders. Certain risks, uncertainties and other factors may cause actual results and performance to differ materially from those that may be expressed or implied by such statements. These risks, uncertainties and other factors can be found under "Item 1A. Risk Factors" in the Company's annual report on Form 10-K for the year ended May 29, 2007 which is included as part of this annual report to shareholders.



Dear Fellow Shareholder:

Financial results for fiscal 2007 were a repeat of fiscal 2006. The Company improved slightly on the previous year's net earnings, posting $9.3 million, and earnings per share were the same at $1.78. While respectable, these results did not meet our performance expectations.

Fiscal 2007 started well. Through the first half, our revenues and net income were up 2% and 19%, respectively. In the second half, we faced severe winter weather, another surge in gasoline prices, and higher labor costs in Ohio, where the minimum wage increased January 1. Seventy percent of our 121 restaurants are in Ohio. Many of the rest are in Kentucky, where the minimum wage increased in June 2007.

Despite our weak second half, we were able to achieve our 10th consecutive year of same-store sales increases in Big Boy. We also exceeded a significant milestone this year as weekly same store sales averaged $38,700, or just over $2 million annually. We are very proud of both these records, and have every intention of extending them.

On the other hand, average weekly volume for our Golden Corrals continued to decline, falling to $57,500 per week in fiscal 2007. We have not yet found the key to achieving the sales growth that we envisioned for this segment of our business.


Golden Corral's
Shish Kabobs


Big Boy's
Buddy Boy

Restaurant construction during fiscal 2007 shifted to an emphasis on new and replacement Big Boy restaurants. We opened two during fiscal 2007 and had three more under construction as of the end of the year. We closed two older, low volume units during fiscal 2007, and shortly after the fiscal year ended, we closed one more. Construction of four more Big Boys should begin during fiscal 2008. We opened a Golden Corral in July 2007, in Columbus, Ohio, a new market for us. We have no current plans to build more Golden Corrals during fiscal 2008.

With less construction during the past year, we have further strengthened our balance sheet. At year end, our shareholders' equity stood at 60% of total assets.

We also take pride in our consecutive quarterly dividend streak. We paid our 186th consecutive quarterly cash dividend in July 2007, a record that began back in 1960 when we first went public. For the full year, we again paid a total of 44 cents per share in dividends.

We enter fiscal 2008 with resolve to improve upon the past two years' results by making better use of our strengths to overcome both competitive pressures and negative outside influences.

Despite our difficulties last year, we know that our business remains fundamentally sound. In our Big Boy segment, we have an advantage over most of the family dining competition, because we also provide drive-thru service. In our dining rooms, our customers regularly compliment our speed and the quality of our service.


Big Boy's
Pecan Pie


Big Boy's
Fish Sandwich

Signature menu items, such as Big Boy and fish sandwiches, vegetable soup, hot fudge cake, French fries and onion rings, are another reason that Big Boys rank a step ahead of most other family restaurants. We are putting these strengths to work to gain repeat business from our many loyal patrons, and to bring new customers through the door.

In Golden Corral, we know our strength lies in the quality of the food we serve. In the grill-buffet segment, no one comes close to the quality and presentation of our "Great Steak Buffet." We continue to attract top quality managers, and reward them for increasing revenue at their restaurants. Now, through comprehensive training programs at every level of the Golden Corral organization, we are focusing on improving service to our customers.

Our new Chief Operating Officer, Rinzy Nocero, is leading these efforts. He joined us at mid-year, bringing 32 years of proven industry leadership. His experience as a successful restaurant operator will provide the catalyst we need to apply our strengths to better understand, manage, and control both segments of our business.

We remain confident that we can bring additional value to our shareholders. We have the experience and knowledge to operate profitable restaurants, and plan to make 2008 the year we return to a level of performance that rewards the dedication and commitment of our many long-term investors.

Respectfully Submitted,

Craig F. Maier
President and Chief Executive Officer


Golden Corral's
Belgian Waffle

Frisch's® In the Community

The Nutcracker



For more than 30 years, Frisch's has been the lead sponsor for the annual Christmas performances of Cincinnati Ballet's production of Tchaikovsky's The Nutcracker. Since it's first performance in 1974, the sponsorship has enabled Cincinnati Ballet to stage new sets, costumes, and choreography on a regular basis to keep this holiday favorite continually fresh for new and returning audiences.


CINCINNATI ZOO &
BOTANICAL GARDEN



Since 1977, Frisch's has sponsored the Outreach Program of the Education Department of the Cincinnati Zoo and Botanical Garden. Small zoo animals, such as snakes, ferrets, and owls are taken to classrooms of grades K-12 for interactive classes. In the summer, classes are given in the new Frisch's auditorium of the the Education Building on Zoo grounds.


THE ALPS
An OMNIMAX® Film
Now Showing through October 4, 2007
Saul Steinberg
ILLUMINATIONS
July 21-September 23, 2007
Bring the whole family to the Cincinnati Art Museum to enjoy the wit and humor of artist Saul Steinberg, featuring over 120 drawings, collages and sculpture.
Admission to this exhibit and the Cincinnati Art Museum is free.
$1
off


cincinnati

Frisch's is a proud sponsor of the Cincinnati Art Museum and the Cincinnati Museum Center. In addition to our financial support, we help promote specific features at these fine institutions through our production and use of children's coloring placemats in our Big Boy restaurants. We believe our sponsorships greatly reinforce our brand to our customers.



Frisch's is a generous donor to the FreestoreFoodbank, an organization that provides food, products and services to help people overcome barriers to basic survival needs. In particular, Frisch's proudly sponsors Cincinnati Cooks!, a program that prepares persons in need for self sufficiency by preparing them for careers in the food service industry.

FineArtsFund

Frisch's takes Big Boy all the way to the "Bank" for the Fine Arts Fund. To promote this year's Fine Arts Fund campaign, Frisch's employees teamed up to showcase their creative talents by fashioning Big Boy banks into distinctly new versions of Big Boy. Here is a sampling of the more 120 banks that were submitted - proof that Art and Artists are Everywhere!

Frisch's Proudly Supports the Fine Arts Fund

Art and Artists Are Everywhere!


#1

Dan Botter
Construction Department
Frisch's General Office
YODA/SPACESHIP



Information Systems Department
Frisch's General Office
PIRATE SCENE



Construction Department
Frisch's General Office
CONSTRUCTION SITE



Night Shift
Frisch's Big Boy,
Poplar Level Rd.
Louisville, KY
KENTUCKY
DERBY
SCENE



Day Shift
Frisch's Big Boy
Sharon Road
BOWLER



Abigail Wright
Frisch's Big Boy, Ft. Thomas
GENE "BIG BOY" SIMMONS



Day Shift
Frisch's Big Boy, Erlanger
60TH ANNIVERSARY



Judy Neff
Frisch's Big Boy, Troy
ALADDIN



Night Shift
Frisch's Big Boy, Price Hill
"GOTH" MARDI GRAS

Lisa Knollman
Marketing
Frisch's General Office
STONE SCULPTURE

Gerald Osterbrock
Frisch's Commissary
BIG BOY OSCAR



Night Shift
Frisch's Big Boy, West Union
ISLAND GIRL



Meat Department
Frisch's Commisary
GODFATHER OF SOUL



Operations Department
Frisch's General Office
FOUNTAIN



POS Department
Frisch's General Office
GEEK BOY



Day Shift
Frisch's Big Boy, Troy
SURFER DUDE



Auditing Department
Frisch's General Office
MEAL OR NO MEAL



Day Shift
Frisch's Big Boy, Mt. Carmel
BIG BOY ARTIST



Office Services
Frisch's General Office
OFFICE BOY



Night Shift
Frisch's Big Boy, Milford
STATUE OF LIBERTY



Liz Anderson
Frisch's Big Boy, Kings Mills
PIRATES OF THE CARIBBEAN



Day Shift
Frisch's Big Boy, Fairfield
ELVIS



Day Shift
Frisch's Big Boy, Erlanger
SOLDIER SCENE



Chanda Wilkinson
Frisch's Big Boy, Milford
MARINE



Night Shift
Frisch's Big Boy,
Fort Thomas
"PINK FAIRY"
MARDI GRAS

Give to the

FineArtsFund

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
PROCESSING
RECEIVED
AUG 27 2007
WASH. D.C.
182
SECTION

For the fiscal year ended May 29, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-07323

FRISCH'S RESTAURANTS, INC.
(Exact name of Registrant as specified in its charter)

State of Ohio	**31-0523213**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

2800 Gilbert Avenue
Cincinnati, Ohio 45206
(Address of principal executive offices)

(513)-961-2660
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock of No Par Value	American Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]   Accelerated filer [x]   Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ]   No [x]

The aggregate market value of voting common stock held by non-affiliates of the registrant on December 12, 2006 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $80,500,000, based upon the closing sales price of the registrant's common stock as reported on the American Stock Exchange on that date. The registrant does not have any non-voting common equity.

As of August 2, 2007, there were 5,131,821 shares of registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its Annual Meeting of Shareholders to be held October 1, 2007 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	01
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	13
Item 2.	Properties	13
Item 3.	Legal Proceedings	15
Item 4.	Submission of Matters to a Vote of Security Holders	16
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6.	Selected Financial Data	18
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operation	19
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	29
Item 8.	Financial Statements and Supplementary Data	29
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	65
Item 9A.	Controls and Procedures	65
Item 9B.	Other Information	65
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	65
Item 11.	Executive Compensation	65
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	66
Item 13.	Certain Relationships and Related Transactions, and Director Independence	67
Item 14.	Principal Accounting Fees and Services	67
PART IV		
Item 15	Exhibits, Financial Statement Schedules	68
SIGNATURES		71

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained throughout this Form 10-K are "forward-looking statements" that are subject to risks, uncertainties and other factors that may cause actual results and performance to differ materially from those expressed or implied by those statements. Words such as "should," "would," "could," "may," "plan(s)," "anticipate(s)," "project(s)," "believe(s)," "will," "expect(s)," "estimate(s)," "intend(s)," "continue," "assumption(s)," "goal(s)," "target" and similar words (or derivatives thereof) are used to convey "forward-looking statements" as opposed to historical or present facts.

A detailed discussion of risk factors and uncertainties can be found in this Form 10-K under Part I, Item 1A. "Risk Factors." Risk factors and uncertainties may also be discussed from time to time in the Company's press releases, public statements or other filings with the Securities and Exchange Commission. All forward looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of all risk factors. Except as may be required by law, the Company undertakes no obligation to update any of the forward-looking statements that may be contained in this Form 10-K.

References to fiscal years used in this Form 10-K

In this Annual Report on Form 10-K, the Company's fiscal year that ended May 29, 2007 may be referred to as fiscal year 2007. The Company's fiscal year is the 52 week (364 days) or 53 week (371 days) period ending on the Tuesday nearest to the last day of the month of May. Fiscal year 2007 consisted of 52 weeks.

Also in this Annual Report on Form 10-K, the Company's fiscal years ended May 30, 2006, May 29, 2005, May 30, 2004 and June 1, 2003 may be referred to as fiscal years 2006, 2005, 2004 and 2003, respectively. All of these years consisted of 52 weeks. However, fiscal year 2006 included an additional two days (366 days) to effect a change in the year end from the Sunday nearest to the last day of May to the nearest Tuesday. References to fiscal year 2008 refer to the 53 week year that will end on Tuesday, June 3, 2008, which will include an additional week in the fourth quarter.

The first quarter of each fiscal year presented herein contained sixteen weeks while the last three quarters contained twelve weeks, except for the fourth quarter of fiscal 2006 which consisted of twelve weeks plus two days.

PART I

(Items 1 through 4)

Item 1. Business

Background

The registrant, Frisch's Restaurants, Inc. (together with its wholly owned subsidiaries, referred to as the "Company" or the "Registrant"), is a regional company that operates full service family-style restaurants under the name "Frisch's Big Boy." The Company also operates grill buffet style restaurants under the name "Golden Corral" pursuant to certain licensing agreements. Restaurants operated by the Company during the last five years have been located primarily in various regions of Ohio, Kentucky and Indiana. Plans to expand Golden Corral operations into certain parts of Pennsylvania and West Virginia were completed during fiscal year 2006. The Company has development rights to expand Golden Corral operations into southern Michigan, northern Indiana and certain other Ohio markets.

Incorporated in the state of Ohio in 1947, the Company's stock has been publicly traded since 1960. The Company's executive offices are located at 2800 Gilbert Avenue, Cincinnati, Ohio 45206. The telephone number is (513) 961-2660. The Company's web site is www.frischs.com.

As of May 29, 2007, the Company's operations consisted of 87 family-style restaurants using the "Big Boy" trade name and 34 "Golden Corral" grill-buffet style family restaurants. Additionally, 28 Big Boy restaurants were in operation under licensing rights granted by the Company to other operators. All of the restaurants licensed to other operators are located in various markets of Ohio, Kentucky and Indiana.

The Company's vision is to be the best large owner/operator of franchised, multi-location restaurant concepts within 500 miles of Cincinnati. The Company has always owned the trademark "Frisch's." Since 2001, the Company has also owned the exclusive, irrevocable ownership of the rights to the "Big Boy" trademark, trade name and service marks in the states of Kentucky and Indiana, and in most of Ohio and Tennessee. The Company has development rights with Golden Corral Franchising Systems, Inc. allowing the Company to develop up to 29 additional Golden Corral restaurants by December 31, 2011.

Both the Big Boy and Golden Corral formats are considered reportable operating segments for purposes of compliance with Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." Financial information by operating segment as of and for the three fiscal years in the period ended May 29, 2007 appears in Note G - Segment Information – to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Big Boy Restaurant Operations

Big Boy restaurants are full service family restaurants offering quick, efficient service, which the Company operates under the name "Frisch's." All of the restaurants offer "drive-thru" service. The restaurants are generally open seven days a week, typically from 7:00 a.m. to 11:00 p.m. with extended weekend evening hours. Menus are generally standardized with a wide variety of items at moderate prices, featuring well-known signature items such as the original "Big Boy" double-deck hamburger sandwich, freshly made onion rings and hot fudge cake for dessert. Menu selections also include many other sandwiches, pasta, roast beef, chicken and seafood dinners, desserts, non-alcoholic beverages and many other items. In addition, a full breakfast menu is offered, and all of the restaurants contain breakfast bars that are easily converted to soup and salad bars for lunch and dinner hours. Drive-thru and carryout menus emphasize combo meals that consist of a popular sandwich packaged with french fries and a beverage and sold at a lower price than if purchased separately. Although customers have not shown any significant preference for highly nutritional, low fat foods, such items are available on the menu and salad bars. In addition, customers are not discouraged from ordering customized servings to meet their dietary concerns (a sandwich can be ordered, for example, without the usual dressing of cheese and tartar sauce).

Operations in the Big Boy segment are vertically integrated. A commissary is operated near the Company's Cincinnati headquarters that manufactures and prepares foods, and stocks food and beverages, paper products and other supplies for distribution to Big Boy restaurants. Some companies in the restaurant industry operate commissaries, while others purchase directly from outside sources. Raw materials, principally consisting of food items, are generally plentiful and may be obtained from any number of reliable suppliers. Quality and price are the principal determinants of source. The Company believes that its Big Boy operations benefit from centralized purchasing and food preparation through its commissary operation, which ensures uniform product quality, timeliness of distribution (two to three deliveries per week) to restaurants and ultimately results in lower food and supply costs. Sales of commissary products to Big Boy restaurants licensed to other operators were $9.0 million in fiscal year 2007 (3.1% of consolidated sales), $8.9 million fiscal year 2006 (3.1% of consolidated sales) and $8.7 million in fiscal year 2005 (3.1% of consolidated sales). Substantially all licensed Big Boy restaurants regularly purchase products from the commissary. The commissary does not supply the Company's Golden Corral restaurants.

System-wide Frisch's Big Boy restaurant gross sales, which include sales generated by restaurants that the Company licenses to others, were approximately $213 million in fiscal year 2007, $211 million in fiscal year 2006, and $212 million in fiscal year 2005.

The Big Boy marketing strategy - "What's Your Favorite Thing?" – has been in place for almost ten years. Results from ongoing market research lead the Company to believe its effectiveness has not diminished. Television commercials are broadcast on local network affiliates and local cable programming emphasizing Big Boy's distinct and signature menu items. Radio advertising complements the media plan and is used to introduce new menu items throughout the year, since commercial production can be accomplished quicker and with less investment than television spots. The Company currently expends for advertising an amount equal to two and one-half percent of Big Boy gross sales, plus fees paid into an advertising fund by restaurants licensed to other operators.

As part of the Company's commitment to serve customers in clean, pleasant surroundings, the Company renovates approximately one-fifth of its Big Boy restaurants each year at an average cost of $75,000 per restaurant. The renovations rotate between a "minor" redecoration after five and fifteen years of operation and a "major" renovation after ten and twenty years of operation. In addition, certain high-volume Big Boy restaurants are regularly evaluated to determine a) whether their kitchens should be redesigned for increased efficiencies and b) if an expansion of the dining room is warranted. At least one older Big Boy restaurant is typically razed each year and replaced with a new building.

The following tabulation recaps Big Boy restaurant openings and closings for restaurants operated by the Company for the five most recent fiscal years:

	Fiscal Year				
	2003	2004	2005	2006	2007
Big Boy Restaurants Operated by the Company					
In operation beginning of year	87	88	88	88	90
Opened	-	2	1	1	2
Opened replacement building	1	-	1	1	-
Closed to make way for new buildings	-	(1)	(1)	-	(1)
Closed	-	(1)	(1)	-	(4)
End of year - total operated Big Boy restaurants	88	88	88	90	87

On average, the approximate cost to build and equip a typical Big Boy restaurant ranges from $2,200,000 to $2,900,000, depending on land cost. So far in fiscal year 2008, two new Big Boy restaurants have been opened, one in June and the other in July 2007. Additionally, a Big Boy that was closed in April 2007 was scheduled to re-open in a brand new building in late August 2007. An older, low volume Big Boy was closed in June 2007. Several sites are currently being evaluated for future acquisition and development. Other plans call for one existing Big Boy restaurant to be razed in the spring of 2008 to make room for a new building.

With respect to Big Boy restaurants licensed to other operators, the following tabulation recaps openings and closings for the five most recent fiscal years:

	Fiscal Year				
	2003	2004	2005	2006	2007
Big Boy Restaurants Licensed to Others					
Licensed to others beginning of year	34	32	31	28	28
Opened	-	-	-	-	-
Closed	(2)	(1)	(3)	-	-
End of year - total Big Boy restaurants licensed to others	32	31	28	28	28

Expanding the number of franchisees is not currently an objective in the Company's strategic plan; accordingly, no negotiations are currently underway to sell any new Big Boy licenses.

Franchise fees are charged to licensees for use of trademarks and trade names and licensees are required to make contributions to the Company's general advertising account. These fees and contributions are calculated principally on percentages of sales. Total franchise and other service fee revenue earned by the Company from licensees was $1.1 million in fiscal year 2007, $1.1 million in fiscal year 2006 and $1.2 million in fiscal year 2005. Other service fees from licensees include revenue from accounting and payroll services that four of the licensed restaurants currently purchase from the Company.

The license agreements with licensees are not uniform, but most of the licenses for individually licensed restaurants that were in effect as of May 29, 2007 are covered by agreements containing the following provisions:

1. The Company grants to the Licensee the right to use the name "Frisch" and/or "Frisch's," "Big Boy" and related trademarks and names in connection with the operation of a food and restaurant business, in return for which the Licensee pays a monthly license fee equal to three and three-quarters percent of its gross sales. In addition, an initial license fee of $30,000 is generally required.

2. The Company provides local and regional advertising through publications, radio, television, etc., in return for which the Licensee pays a monthly fee equal to two and one-half percent of its gross sales.

In addition, Licensees are required to conduct business on a high scale, in an efficient manner, with cleanliness and good service, all to the complete satisfaction of the Company. Licensees are required to serve only quality foods and must comply with all food, sanitary and other regulations.

Long standing area license agreements granted to other operators in northern Indiana and northwestern Ohio differ in various ways from license agreements covering individual restaurants. The most notable differences are significantly lower license and advertising fee percentages and lower initial fees paid by the area operators. Provisions for these lower fees have been perpetually in place since the 1950's.

Golden Corral Restaurant Operations

In 1998, the Company entered into an area development agreement with Golden Corral Franchising Systems, Inc. of Raleigh, North Carolina ("Franchisor"), under which development rights were granted to the Company to establish and operate 26 Golden Corral restaurants in certain markets in Ohio, Kentucky and Indiana, principally the greater metropolitan areas of Cincinnati and Dayton, Ohio and Louisville, Kentucky. In 2000, the Company entered into a second area development agreement with the Franchisor, which granted development rights to the Company to establish and operate fifteen additional Golden Corral restaurants in certain defined markets in the Cleveland and Toledo, Ohio Designated Market Areas. In July 2004, the Company received rights to develop an additional 22 Golden Corral restaurants by December 31, 2011, including markets in western Pennsylvania, southern Michigan, northern Indiana, the northwest portion of West Virginia and certain areas of Ohio, including Columbus. Including the previous rights granted in 1998 and 2000, the 2004 agreement brought the total to 63 restaurants that the Company is permitted to open by December 31, 2011. The Company does not have the right to sub-license others to use the Golden Corral system or proprietary marks.

The Company entered certain markets in Pennsylvania and West Virginia in fiscal 2006 pursuant to the 2004 agreement. Located near Columbus, Ohio, the Company opened its 35th Golden Corral restaurant in July 2007, the first to be opened since November 2005. The Company has the approval of Golden Corral Franchising Systems to curtail development of Golden Corral restaurants until operating performance levels improve in existing restaurants. On average, the approximate cost to build and equip each Golden Corral restaurant ranges from $3,200,000 to $4,000,000 depending on land cost and land improvements, which can vary greatly from location to location, and whether land is purchased or leased.

The Company opened its first Golden Corral restaurant in January 1999. Fifteen more opened in the following three years. The following tabulation recaps Golden Corral restaurant openings for the five most recent fiscal years:

	Fiscal Year				
	2003	2004	2005	2006	2007
Golden Corral Restaurants Operated by the Company					
In operation beginning of year	16	20	26	30	34
Opened	4	6	4	4	-
End of year - total operated Golden Corral restaurants	20	26	30	34	34

Golden Corral is a grill-buffet style family restaurant concept offering a wide variety of buffet items. In fiscal year 2003, the "Great Steak Buffet" was introduced to replace the "Golden Choice Buffet" at the dinner hour. All new and existing Golden Corral's were fitted with larger charbroil grills that were placed directly on the buffet line. This new format has allowed customers to be served grilled-to-order steaks directly from the buffet line as part of the regular buffet price, which was increased by one dollar. The "Great Steaks Buffet" continues to feature many other varieties of meat including fried and rotisserie chicken, meat loaf, pot roast, fish and a carving station that rotates hot roast beef, ham and turkey. The buffet also includes fresh fruits and vegetables, other hot and cold buffet foods, a salad bar, desserts, an in-store display bakery that offers made-from-scratch bakery goods every fifteen minutes, and many beverage items, none of which contain alcohol. Most of the food is prepared in full view of customers in order to emphasize its freshness and quality. The restaurants have distinctive exteriors and interior designs and trade dress, and are open seven days a week for lunch and dinner, providing prompt, courteous service in a clean and wholesome family atmosphere. Typical operating hours are 11:00 a.m. to 10:00 p.m. Additionally, the restaurants open earlier on weekends to provide the "Golden Sunrise Breakfast" buffet. The Company has sole discretion as to the prices charged to its customers. Low fat foods are available on the food bars. The nature of buffet style dining easily affords every customer vast control in tailoring a meal to meet individual dietary needs, not only in terms of what is consumed but also in the quantity.

The Company may only sell such products, food, beverages and other menu items that meet the Franchisor's standards of quality and quantity, as expressly approved and have been prepared in accordance with the Franchisor's specifications. Except for items such as beef, bread, produce and dairy products that are purchased from any number of local suppliers, the Company currently purchases substantially all other raw material for menu items and other supplies from the same vendor that the Franchisor uses for its operations. Deliveries are made two times per week. Other vendors are available to provide products that meet the Franchisor's specifications at comparable prices should the Company wish or need to make a change.

Under the terms of the area development agreements, each Golden Corral restaurant operated by the Company is governed by an individual franchise agreement. The term of each franchise granted is for fifteen years from the date the restaurant opens for business. Renewal privileges include two additional consecutive five year terms provided that the terms are the same as the then-current form of renewal required by the Franchisor.

In consideration of the granting of each individual franchise agreement, an initial franchise fee of $40,000 is required. Additionally, a royalty fee is required in an amount equal to four percent of the restaurant's gross sales, and the Company is required to expend or contribute for advertising an amount not less than two percent of the restaurant's gross sales up to a maximum of six percent of the restaurant's gross sales. Royalty fees are paid to the Franchisor weekly. The Company currently is required to spend two percent of each Golden Corral restaurant's gross sales on advertising. The Company has discretion over placement of media used.

Marketing strategy and creative direction originates from the franchisor. The campaign during fiscal year 2007 focused on the Applewood Grill, promoting the daily offering of sirloin fillets and other meat and seafood favorites wrapped in Applewood Bacon. Television spots for Golden Corral currently run in the Louisville, Kentucky market plus Ohio markets of Cincinnati, Cleveland, Dayton and Lima where sales volumes justify the cost of television. Newspaper freestanding inserts are used in all markets.

A renovation program for Golden Corral restaurants was begun in fiscal year 2005, when the original five Golden Corral restaurants were each remodeled. Since then, five restaurants were renovated in fiscal year 2006 and five more were completed in fiscal year 2007. The program is designed to renovate each restaurant when it reaches five years of age and every five years thereafter, much like the highly successful Big Boy program. Five Golden Corral restaurants will be renovated in fiscal year 2008 at an average cost of approximately $185,000 per restaurant.

Human Resources

The Company provides equal opportunity employment without regard to age, race, religion, color, sex, national origin, disability, veteran status or any other legally protected class. The Company's Equal Opportunity Employment Policy provides and maintains a work environment that is free of all forms of illegal discrimination including sexual harassment. The philosophy of the policy stresses the need to train and to promote the person who becomes the most qualified individual to do a particular job. The Company is committed to promoting "Diversity" in the workplace in order to enhance its Equal Opportunity Employment Policy.

The Company remains committed to providing employees with the best training possible as investing in people is considered to be a strategic advantage. Comprehensive recruiting and training programs are designed to maintain the food and service quality necessary to achieve the Company's goals for operating results. A management recruiting staff is maintained at the Company's headquarters. Corporate training centers for new Big Boy managers are operated in Cincinnati, Ohio and Covington, Kentucky, and certified (by the franchisor) training centers for new Golden Corral managers are located throughout the markets in which the Company operates Golden Corral restaurants. The training includes both classroom instruction and on-the-job training. A full time recruiter is on staff to attract high quality hourly-paid restaurant workers.

The Company's incentive-based compensation program for restaurant managers, area supervisors and regional directors (collectively, operations management) ties compensation of operations management directly to the cash flow of their restaurant(s), allowing incentive compensation to be consistently earned. The incentive compensation that operations management can earn under the program is at a level the Company believes is above the average for competing restaurant concepts. The Company believes the program has reduced turnover in operations management, and has resulted in a strong management team that continues to be focused on building same store sales and margins.

Certain initiatives in the human resources area include the use of information technology. Employee selection software helps lower hourly employee turnover rates; a telephone processed program is in place that measures employee job satisfaction; and an interactive employee training program uses training videos and quizzes. These digital videos are loaded directly onto the hard drive of a PC located at each restaurant that is networked to the point-of-sale system, allowing headquarters to access the interactive results. In fiscal year 2004, new PC's were installed in all restaurants and significant upgrades were made to the employee selection and job satisfaction programs.

Information Technology

Each of the Company's restaurants is managed through standardized operating and control systems anchored by a point-of-sale (POS) system that allows management to instantly accumulate and utilize data for more effective decision making, while allowing restaurant managers to spend more time in the dining room focusing on customer needs. As part of an upgrade to the POS system, the Company completed the installation of a new back office system in each restaurant during the fiscal year 2003. The upgrade improved tracking and reporting capabilities. In June 2005, the Company initiated a five year plan to replace its aging POS register equipment in all Big Boy restaurants. The total cost of the project is expected to approach $1.5 million. Through May 29, 2007, a total of 34 restaurants have been fitted with new POS equipment at an average cost of $16,000 per restaurant. Eighteen to twenty restaurants will receive the new equipment in fiscal year 2008, the third year of the five year plan.

Gift cards were introduced in fiscal year 2004 to replace the use of paper gift certificates in Big Boy restaurants. Paper gift certificates continued to be issued at Golden Corral restaurants even though gift cards were introduced in fiscal year 2004. The issuance of paper gift certificates was discontinued before the 2006 Holiday Season, as gift cards became the standard in the Golden Corral franchise system.

Satellite broad band connectivity between headquarters and all restaurants is being replaced with Digital Subscriber Lines (DSL) in fiscal year 2008. The change will eliminate periodic disruptions of service associated with satellite technology. Electronic signature capture devices were installed in all Big Boy restaurants in fiscal year 2005 to process debit and credit card transactions.

The implementation of an automated drive-thru timer system was successfully installed in all Big Boy restaurants in fiscal year 2006. It measures the time from when a customer's car first enters the drive-thru station until the order is received and the customer exits the drive-thru. This information is provided to the restaurant manager in a real time environment, which has helped reduce the amount of time required to serve customers. To replenish restaurant inventories, a "suggested order" automated solution was also implemented in fiscal year 2006 that analyzes current inventory balances and sales patterns and then "suggests" a replenishment order from the commissary operation. This process has reduced stock outages and lowered in-store inventory levels while helping to identify waste, thus improving food quality and control over food costs.

In fiscal year 2007, the Company successfully designed and tested a system to electronically capture and manage signatures on key employment documents such as Forms W-4 and I-9, and acknowledgements regarding employee handbooks. The new system is currently in place in six restaurants and will be rolled out to all restaurants over the course of fiscal year 2008. This system is another step toward the goal of eliminating paper files in restaurants.

The Company's headquarters legacy information system was replaced with an integrated enterprise system in September 2004 at a cost in excess of $5,300,000. The system is designed to support the Company's information needs today and well into the foreseeable future. The enterprise software was successfully upgraded to a new environment in November 2006 and a complete headquarters network upgrade (wiring and equipment) was completed in the spring of 2007. The headquarters telephone system was replaced with a Voice Over Internet Protocol (VOIP) system in March 2007.

Raw Materials

The sources and availability of food and supplies are discussed above under Big Boy Restaurant Operations and Golden Corral Restaurant Operations. Other raw materials used in food processing include equipment for cooking and preparing food, refrigeration and storage equipment and various other fixtures. The Company currently purchases its restaurant equipment principally from two vendors, one of which supplies Big Boy restaurants, the other supplies Golden Corral restaurants. Other reliable restaurant equipment suppliers are available should the Company choose to change vendors. No disruptions in the supply of electricity and natural gas used in restaurant operations have been experienced to date.

Trademarks and Service Marks

The Company has registered certain trade names and service marks on the Principal Register of the United States Patent and Trademark Office, including "Frisch's," "Brawny Lad," "Buddie Boy," "Frisch-ly Made," "Strawberry Pie Baby," "Fire & Ice" and the tag line "What's Your Favorite Thing?" These registrations are considered important to the Company's Big Boy operations, especially the trade name "Frisch's" and the tag line "What's Your Favorite Thing?" The duration of each registration varies. The Company currently intends to renew all of its trade names and service marks when each comes up for renewal. Pursuant to a 2001 agreement with Big Boy Restaurants International, LLC, the Company acquired ownership of the "Big Boy" trade name, trademarks and service marks within the states of Indiana and Kentucky and in most of Ohio and Tennessee. A concurrent use application to reflect such ownership has been filed in the United States Patent and Trademark Office. The "Golden Corral" trade name and service marks are registered trademarks of Golden Corral Corporation. The Company is not aware of any infringements on its registered trade names and service marks, nor is the Company aware of any infringement on any of its territorial rights to use the proprietary marks licensed to the Company.

Seasonality

The Company's business is moderately seasonal for both the Big Boy and Golden Corral operating segments, with the third quarter of the fiscal year (December through February) normally accounting for a smaller share of annual revenues. Additionally, severe winter weather can have a marked negative impact upon revenue during the third quarter. Occupancy and other fixed operating costs have a greater negative impact on operating results during any quarter that may experience lower sales. Results for any quarter should not be regarded as indicative of the year as a whole, especially the first quarter, which contains sixteen weeks. Each of the last three quarters normally contain twelve weeks.

Working Capital

Restaurant sales provide the Company's principal source of cash. Funds from both the Big Boy and Golden Corral operating segments are immediately available to meet the Company's working capital needs, as substantially all restaurant sales are received in cash or cash equivalents such as debit and credit cards. Other sources of cash may include borrowing against credit lines, proceeds from stock options exercised by employees and occasional sales of real estate. The Company uses its positive cash flows for debt service, capital spending and cash dividends.

The Company has historically maintained a strategic negative working capital position, which is not uncommon in the restaurant industry, as there is no need to maintain significant levels of inventories or receivables. The working capital deficit was $25,832,000 as of May 29, 2007. As significant, predictable cash flows are provided by operations, the deployment of a negative working capital strategy has not and will not hinder the Company's ability to satisfactorily retire any of its obligations when due. Additionally, a working capital revolving line of credit is readily available if needed.

Customers, Backlog and Government Contracts

Because all of the Company's retail sales are derived from food sales to the general public, neither the Big Boy nor the Golden Corral operating segments have any material dependence upon a single customer or any group of a few customers. No backlog of orders exist and no material portion of the business of either segment is subject to re-negotiation of profits or termination of contracts or subcontracts at the election of government authorities.

Competition

The restaurant industry is highly competitive and many of the Company's competitors are substantially larger and possess greater financial resources than does the Company. Both the Big Boy and Golden Corral operating segments have numerous competitors, including national chains, regional and local chains, as well as independent operators. None of these competitors, in the opinion of the Company, is dominant in the family-style sector of the restaurant industry. In addition, competition continues to increase from supermarkets and other non-traditional competitors, as home meal replacement continues to grow in popularity. The principal methods of competition in the restaurant industry are brand name recognition and advertising; menu selection and prices; food quality and customer perceptions of value, speed and quality of service; cleanliness and fresh, attractive facilities in convenient locations. In addition to competition for customers, sharp competition exists for qualified restaurant managers, hourly restaurant workers and quality sites on which to build new restaurants.

Research and Development

The Company's corporate staff includes a manager of research and development for its Big Boy restaurants whose responsibilities entail development of new menu selections and enhancing existing products. From time to time, the Company also conducts restaurant consumer research to identify emerging trends and changing consumer preferences. While these activities are important to the Company, these expenditures have not been material during the three fiscal years in the period ending May 29, 2007 and are not expected to be material to the Company's future results.

Government Regulation

The Company is subject to licensing and regulation by various federal, state and local agencies, including vendors' licenses, health, sanitation, safety and hiring and employment practices including compliance with the Fair Labor Standards Act and minimum wage statutes. All Company operations are believed to be in material compliance with all applicable laws and regulations. The Company's restaurants are constructed to meet local and state building and fire codes, and to meet the requirements of the Americans with Disabilities Act. All older restaurants have been remodeled or updated to also meet the requirements of the Americans with Disabilities Act. Although the Company has not experienced any significant obstacles to obtaining building permits, licenses or approvals from governmental bodies, increasingly rigorous requirements on the part of state, and in particular, local governments, could delay or possibly prevent expansion in desired markets.

The Company is subject to the franchising regulations of the Federal Trade Commission and the franchising laws of Ohio, Kentucky and Indiana where it has licensed Big Boy restaurants to other operators.

Environmental Matters

The Company does not believe that various federal, state or local environmental regulations will have any material impact upon the capital expenditures, earnings or competitive position of either the Big Boy or Golden Corral operating segments. However, the Company can not predict the effect of any future environmental legislation or regulations.

Employees

As of May 29, 2007, the Company and its subsidiaries employed approximately 8,800 persons, approximately 2,600 of whom work in Golden Corral restaurants. Approximately 4,100 of the Company's employees are considered part-time (those who work less than 30 hours per week). Although there is no significant seasonal fluctuation in employment levels, hours worked may vary according to restaurant sales levels. None of the Company's employees is represented by a collective bargaining agreement. Management believes that employee relations are excellent and employee compensation is comparable with or better than competing restaurants.

Geographic Areas

The Company has no operations outside of the United States of America. The Company's revenues, consisting principally of retail sales of food and beverages to the general public and certain wholesale sales to and license fees from restaurants licensed to other operators, were substantially generated in various markets in the states of Ohio, Kentucky and Indiana during each of the three fiscal years in the period ended May 29, 2007. In addition, Golden Corral operations were successfully expanded into markets in western Pennsylvania (two restaurants) and the northwest part of West Virginia (one restaurant) during fiscal 2006. Substantially all of the Company's long-lived assets were deployed in service in the same states during the same periods stated above.

Available Information

The Securities Exchange Act of 1934, as amended, requires the Company to file periodic reports with the Securities and Exchange Commission (SEC) including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Definitive 14A Proxy Statements, and certain other information. The SEC makes the Company's periodic reports available for reading and copying in its Public Reference Room located at 100 F. Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the Company's periodic reports (and any amendments thereto) can be viewed by visiting the SEC's internet site (http://www.sec.gov).

The Company makes available the periodic reports that it files with the SEC through its corporate web site (www.ir.frischs.com) via a hyperlink directly to the Company's filings on the SEC's web site. New information available through the hyperlink is generally provided within a few minutes from the time a report is filed. Information contained on or available through the Company's website is not a part of, nor is it being incorporated into, this Annual Report on Form 10-K. In addition, printed copies of the reports the Company files with the SEC may be obtained without charge by writing to Donald H. Walker, Vice President and Chief Financial Officer of Frisch's Restaurants, Inc., 2800 Gilbert Avenue, Cincinnati, Ohio 45206-1206. Email requests may be made to cfo@frischs.com.

Copies of the Company's corporate governance documents are also available on the Company's corporate web site (www.ir.frischs.com). The documents include Corporate Governance Guidelines, Code of Conduct and Code of Ethics for Chief Executive Officer and Financial Professionals, along with various charters of committees of the Board of Directors, including that of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Strategic Planning Committee and the Finance Committee.

The Audit Committee has established a procedure for the confidential, anonymous submission by employees and other concerned parties regarding the Company's accounting, internal accounting controls or auditing matters. The toll free Corporate Governance Hotline number is 800-506-6424. The Hotline is managed by an independent third party and is available 24 hours a day, seven days a week. Messages are transcribed and referred electronically to the Audit Committee.

Executive Officers of the Registrant

The following table sets forth the names and certain information concerning the current executive officers of the Company:

Name	Age	Current Principal Occupation or Employment and Five Year Employment History
Craig F. Maier	57	President and Chief Executive Officer of the Company (since 1989)
Rinzy J. Nocero	53	Vice President and Chief Operating Officer of the Company (since February 2007); Private Investor (from November 2004 to February 2007); Senior Vice President - Operations, Bob Evans Farms, Inc. (from 1993 to November 2004)
Donald H. Walker	61	Vice President and Chief Financial Officer (since 1996) and Treasurer of the Company (since 1982)
Michael E. Conner, Sr.	55	Vice President - Human Resources of the Company (since 2000); Vice President – Human Resources, South-Western Publishing (from 1999 to 2000)
Michael R. Everett	53	Vice President - Information Services of the Company (since June 2006); Director of Information Services of the Company (from May 2005 to June 2006); Director, Haverstick Consulting, Inc. (from May 2002 to May 2005)
Kenneth C. Hull	51	Vice President - Development and Franchising of the Company (since 2000); Director of Real Estate and Franchising of the Company (from 1999 to 2000; Director of International Development, McDonald's Corporation (from 1997 to 1999)
Karen F. Maier	55	Vice President - Marketing of the Company (since1983)
Ronnie A. Peters	44	Vice President - Commissary of the Company since (since March 2007); Director of Manufacturing, The Wornick Company (from 2002 to March 2007)
Michael R. Dunham	49	Regional Director of the Company (since January 2006); Vice President – Operations, Romacorp (from October 2004 to November 2005; Regional Vice President – Operations, Chevy's, Inc. (from 1999 to October 2004)
William L. Harvey	53	Regional Director of the Company (since 1995) and formerly held positions within the Company of Area Supervisor and Executive Store Manager
Lindon C. Kelley	52	Regional Director of the Company (since 2000) and formerly held positions within the Company of Area Supervisor and Executive Store Manager
Louie Sharalaya	57	Regional Director of the Company (since 2001) and formerly held Positions within the Company of Area Supervisor and Executive Store Manager

Item 1A. Risk Factors

The Company continually takes reasonable preventive measures to reduce its risks and uncertainties. However, the nature of some risks and uncertainties provides little control to the Company. The materialization of any of the risks and uncertainties identified herein, together with those risks not specifically listed or those that are presently unforeseen, could result in significant adverse effects on the Company's financial position, results of operations and cash flows, which could include the permanent closure of any affected restaurant(s) with an impairment of assets charge taken against earnings, and could adversely affect the price at which shares of the Company's common stock trade.

Food Safety

Food safety is the most significant risk to any company that operates in the restaurant industry. It is the focus of increased government regulatory initiatives at the local, state and federal levels. To limit the Company's exposure to the risk of food contamination, management rigorously emphasizes and enforces the Company's food safety policies in all of the Company's restaurants, and at the commissary and food manufacturing plant that the Company operates for Big Boy restaurants. These policies are designed to work cooperatively with programs established by health agencies at all levels of government authority, including the federal Hazard Analysis of Critical Control Points (HACCP) program. In addition, the Company makes use of ServSafe Training, a nationally recognized program developed by the National Restaurant Association. The ServSafe program provides accurate, up-to-date science-based information to all levels of restaurant workers on all aspects of food handling, from receiving and storing to preparing and serving. All restaurant managers are required to be certified in ServSafe Training and are required to be re-certified every five years.

Failure to protect the Company's food supplies could result in food borne illnesses and/or injuries to customers. Publicity of such events in the past has caused irreparable damages to the reputations of certain operators in the restaurant industry. If any of the Company's customers become ill from consuming the Company's products, the affected restaurants may be forced to close. An instance of food contamination originating at the commissary operation could have far reaching effects as the contamination would affect substantially all Big Boy restaurants.

Economic Factors

The Company's operations are predominantly located in Ohio, Indiana and Kentucky, where consumer confidence remains markedly below national average and other regions. The effects of higher gasoline prices in particular may impact discretionary consumer spending in restaurants. The Company's costs are also affected by increasing energy prices. Petroleum based material is often used to package certain products for distribution. In addition, many suppliers have added surcharges for fuel to their invoices. The cost to transport products from the commissary to restaurant operations will rise with each increase in gasoline prices. Higher natural gas prices have resulted in much higher costs to heat restaurant facilities and to cook food. Inflationary pressure, especially on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can also negatively impact the operation of the business. Shortages of qualified labor may also be experienced in certain local economies. In addition, the loss of a key executive could pose a significant adverse effect on the Company.

Competition

The restaurant industry is highly competitive and many of the Company's competitors are substantially larger and possess greater financial resources than does the Company. Both the Big Boy and Golden Corral operating segments have numerous competitors, including national chains, regional and local chains, as well as independent operators. None of these competitors, in the opinion of the Company, presently dominate the family-style sector of the restaurant industry in the Company's operating markets. That could change at any time due to:

- changing economic conditions,
- changing demographics in neighborhoods where the Company operates restaurants
- changes in consumer perceptions of value, food and service quality
- changes in consumer preferences, particularly based on concerns with nutritional content of food on the Company's menus

- new competitors enter the Company's markets from time to time
- competition continuing to increase from supermarkets and other non-traditional competitors
- competition continuing to increase for quality sites on which to build restaurants

Development Plans

The Company's business strategy and development plans also face risks and uncertainties. These include the inherent risk of poor management decisions in the selection of sites on which to build restaurants, the ever rising cost and availability of desirable sites and increasingly rigorous requirements on the part of local governments to obtain various permits and licenses. Other factors that could impede plans to increase the number of restaurants operated by the Company include saturation in existing markets and limitations on borrowing capacity and the effects of higher interest rates.

The Supply and Cost of Food

Food purchases can be subject to significant price fluctuations that can considerably impact results of operations from quarter to quarter. Price fluctuations can be due to seasonality or any number of factors. The market for beef, in particular, continues to be highly volatile due in part to import and export restrictions. The Company depends on timely deliveries of perishable food and supplies. Any interruption in the continuing supply would harm the Company's operations.

Litigation

Employees, customers and other parties bring various claims against the Company from time to time. Defending such claims can distract the attention of senior level management away from the operation of the business. In addition, negative publicity that may be associated with any significant judgment against the Company in the future could harm the Company's reputation and adversely affect operating results.

Governmental and Other Rules and Regulations

Governmental and other rules and regulations can pose significant risks to the Company. Examples include:

- changes in environmental regulations that would significantly add to the Company's costs
- exposure to penalties for potential violations of numerous governmental regulations in general, and immigration (I-9) and labor regulations regarding minors in particular
- any future imposition by OSHA of costly ergonomics regulations on workplace safety
- legislative changes affecting labor law, especially increases in the federal or state minimum wage requirements
- legislation or court rulings that result in changes to tax codes that are adverse to the Company
- changes in accounting standards imposed by governmental regulators or private governing bodies could adversely affect the Company's financial position
- estimates used in preparing financial statements and the inherent risk that future events affecting them may cause actual results to differ markedly

Catastrophic Events

Unforeseen catastrophic events could disrupt the Company's operations, the operations of the Company's suppliers and the lives of customers. The Big Boy segment's dependency on the commissary operation in particular could present an extensive disruption of products to restaurants should a catastrophe impair its ability to operate. Examples of catastrophic events include but are not limited to:

- adverse winter weather conditions
- natural disasters such as earthquakes or tornadoes
- fires or explosions
- criminal acts, including bomb threats, robberies, hostage taking, kidnapping and other violent crimes
- acts of terrorists or acts of war
- civil disturbances and boycotts
- disease transmitted across borders that may enter the food supply chain

Technology and Information Systems

The strategic nature of technology and information systems is of vital importance to the operations of the Company. Events that could pose threats to the operation of the business include:

- difficulties that may arise in maintaining existing systems
- difficulties in the implementation of new systems
- catastrophic failure of certain information systems
- security violations or any unauthorized access to information systems

Golden Corral Operations

Golden Corral same-store sales declines have been experienced for fourteen of the last fifteen quarters, during which cash flows from Golden Corral operations have deteriorated. The ability of the Company to identify the root cause of the downturn, thereby allowing corrective measures to be set in place, being critical to the restoration of sales and margin growth, poses a significant risk to the Company.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

All of the Company's restaurants are free standing, well-maintained facilities. Older Big Boy restaurants are generally located in urban or heavily populated suburban neighborhoods that cater to local trade rather than highway travel. A few of these restaurant facilities are now approximately 40 years old. Big Boy restaurants opened in the last twenty years have generally been located near interstate highways. Over the past 40 years, at least five different prototypes have been used to construct the 87 Big Boy restaurants in operation as of May 29, 2007. The average prototype is used for five to eight years before a new prototype is introduced. On average, the 87 Big Boy restaurants in operation as of May 29, 2007 contain approximately 5,600 square feet with seating capacity for 156 guests. Golden Corral restaurants constructed in earlier years contained 9,952 square feet with seating for 348 guests. The newer restaurants have 10,300 square feet with 372 seats.

Most new restaurant construction requires approximately eighteen weeks to complete, depending on the time of year and weather conditions. A competitive bidding process is used to award contracts to general contractors for all new restaurant construction. The general contractor selects and schedules sub-contractors, and is responsible for procuring most building materials. A Company project manager is assigned to provide general oversight of all construction projects.

The following table provides certain operating segment information with respect to the number and location of all restaurants in the Company's system as of May 29, 2007:

	Big Boy		
	Company Operated	Operated by Licensees	Golden Corral
Cincinnati, Ohio market	49	4	11
Dayton, Ohio market	16	-	5
Columbus, Ohio market	11	1	-
Louisville, Kentucky market	7	2	4
Lexington, Kentucky market	4	3	-
Cleveland, Ohio market	-	-	8
Toledo/Lima/Findlay, Ohio market	-	16	3
Pittsburgh, Pennsylvania market	-	-	3
Other	-	2	-
Total	87	28	34

Sites acquired for development of new Company operated restaurants are identified and evaluated for potential long-term sales and profits. A variety of factors are analyzed including demographics, traffic patterns, competition and other relevant information. Because control of property rights is important to the Company, it is the Company's policy to own its restaurant locations whenever possible. However, it is becoming increasingly necessary to enter ground leases to obtain desirable land on which to build. In addition, many of the restaurants operated by the Company that opened prior to 1990 were financed with sale/leaseback transactions.

Most of the leases are for fifteen or twenty years and contain renewal options for ten to twenty years, and/or have favorable purchase options. All of the leases generally require the Company to pay property taxes, insurance and maintenance. As of May 29, 2007, 28 restaurants were in operation on non-owned premises, consisting of five capital leases and 23 operating leases.

The following table sets forth certain operating segment information regarding the type of occupancy of Company-operated restaurants:

	Big Boy	Golden Corral
Land and building owned	67	26
Land or land & building leased	20	8
Total	87	34

Sixteen of the 28 leases will expire during the next five years. All of the sixteen leases are for Big Boy restaurants and all but one have remaining options to renew ranging from five to 25 years and/or have favorable purchase options.

Fiscal year ending in	Number of leases expiring
2008	5
2009	2
2010	7
2011	1
2012	1

Three Big Boy restaurants were under construction on owned land as of May 29, 2007, one of which is a replacement structure of a restaurant demolished in April 2007. One Golden Corral restaurant was under construction as of May 29, 2007 on owned land.

The real property of two Golden Corral restaurants having an approximate book value of $4,180,000 is encumbered by mortgages that secure a bullet loan that has now been converted into a term loan. No other real property owned in fee is currently encumbered by mortgages or otherwise pledged as collateral. With the exception of certain delivery equipment utilized under capital leases expiring during periods to fiscal year 2013, the Company owns substantially all of the furnishings, fixtures and equipment used in the operation of the business.

The Company owns in fee a 79,000 square foot building that houses its commissary in Cincinnati, Ohio. It is suitable and adequate to supply Company operated Big Boy restaurants and the needs of Big Boy restaurants licensed to others in all the Company's Big Boy market areas. As the facility normally operates one shift daily, additional productive capacity is readily available if and when needed. The Company maintains its headquarters in Cincinnati on a well-traveled street in a mid-town business district. This administrative office space approximates 49,000 square feet and is occupied under an operating lease expiring December 31, 2012, with a renewal option available through December 31, 2022. During the term of the lease and the period covered by its renewal option, the Company has been granted the right of first refusal should the lessor receive a bona fide offer to purchase from a third party. The Company has an option to purchase the property at the end of the renewal option period.

Four surplus land locations owned in fee by the Company were listed for sale with brokers as of May 29, 2007, three of which are located in the Columbus, Ohio market and the other one is in the Cincinnati, Ohio market. Two former Big Boy restaurants owned in fee are also listed for sale with brokers, one in the Cincinnati market, the other in the

Louisville, Kentucky market. The Company also owns two sites in fee that have long range plans to eventually be developed into restaurants. One is located in the Cincinnati market that is being held for a future Big Boy. The other site is being held for future development of a Golden Corral restaurant in the Toledo, Ohio market. No specific plans have been made for one other site owned in fee that is located in the Cincinnati market. Finally, the Company owns in fee one former restaurant building in the Cincinnati market which it leases to a third party.

The Company is contingently liable for the performance of a ground lease (of property located in Covington, Kentucky on which a hotel once operated by the Company is built) that has been assigned to a third party. The annual obligation of the lease approximates $48,000 through 2020. Should the third party default, the Company has the right to re-assign the lease.

Item 3. Legal Proceedings

The Company is the owner of a Golden Corral Restaurant located in North Canton, Ohio. In 2001, the Company's general contractor, Fortney & Weygandt, Inc. ("Fortney") constructed a Golden Corral Restaurant at the original location on the North Canton site. Geological conditions at the site required that the restaurant be built on a structural slab (platform), which rested upon driven piles. The foundation system for the building had been designed by a Houston, Texas engineering firm, Maverick Engineering, Inc. ("Maverick"), a subcontractor to the Company's architect of record, LMH&T. Shortly before the scheduled opening of the restaurant, it was discovered that design and construction errors had caused the building to shift, separating the building from its underground plumbing system. The Company elected to demolish the original structure, and subsequently built a new building on a different portion of the original parcel. The restaurant's grand opening was, therefore, delayed until January 2003.

In July 2002, Fortney filed a Demand for Arbitration against the Company which sought recovery of its "outstanding contract balance," in the sum of $293,638, plus interest, fees, and costs. Fortney contended that the Company owed this money to Fortney under the terms of the General Construction Contract. The Company denied that it owed these monies to Fortney, and filed a counterclaim against Fortney that alleged defective construction and claimed damages, lost profits, interest and costs, in an amount exceeding $1,000,000. The arbitration hearing before the American Arbitration Association concluded February 28, 2006, with closing arguments held on June 30, 2006. On August 24, 2006, the arbitration panel awarded the Company $537,967 and denied Fortney's claim against the Company. The Company filed a Motion to Modify the award to increase the time period for which the Company is entitled to damages, including interest, believing the arbitration panel inadvertently failed to consider the full range of time that was required for investigation and to obtain building permits and other approvals associated with the replacement structure. Fortney also filed a Motion to Modify, alleging that the panel misinterpreted the testimony as to the calculation of lost profits. The arbitration panel rejected both Motions in November 2006. The Company immediately filed an Application in the Cuyahoga County (Ohio) Court of Common Pleas to confirm the arbitration panel's original award. Fortney responded by filing a Motion with the same court to vacate the award. On April 24, 2007, the Cuyahoga Court of Common Pleas granted the Company's Application and denied Fortney's Motion. On May 1, 2007, Fortney filed a Notice of Appeal.

In August 2002, the Company filed a lawsuit in the Stark County (Ohio) Court of Common Pleas against its former architect, LMH&T. The lawsuit alleged negligent design as a causal factor in the demise of the original structure. The Company sought damages including lost profits, interest, and costs exceeding $2,500,000. LMH&T brought into the lawsuit its structural engineering consultant, Maverick, as well as the Company's soils consultant, Cowherd Banner Carlson Engineering, collectively, the trial court defendants. In July 2003, the Company resolved all claims, counterclaims, and cross-claims, against and involving the trial court defendants when LMH&T and Maverick agreed to pay to the Company the sum of $1,700,000 in full and final settlement of all claims. The Company received the settlement funds in full and the case was dismissed. The resolution between the Company and trial court defendants was separate and apart from the on-going dispute between Fortney and the Company.

The Company is subject to various other claims and suits that arise from time to time in the ordinary course of business. Management does not currently believe that any ultimate liability for such claims in excess of provisions already included in the consolidated financial statements will have a material impact on the Company's earnings, cash flows or financial position.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of fiscal year 2007, no matters were submitted to a vote of security holders.

PART II
(Items 5 through 9)

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the American Stock Exchange under the symbol "FRS." The closing price of the Company's common stock as reported by the American Stock Exchange on August 2, 2007 was $29.31. There were approximately 2,150 shareholders of record as of August 2, 2007. The following table sets forth the high and low sales prices for the common stock for each quarter within the Company's two most recent fiscal years:

	Fiscal Year Ended May 29, 2007			Fiscal Year Ended May 30, 2006		
	Stock Prices		Dividend	Stock Prices		Dividend
	High	Low	per share	High	Low	per share
1st Quarter	$25.30	$22.70	11¢	$25.75	$23.53	11¢
2nd Quarter	27.48	23.90	11¢	24.90	23.75	11¢
3rd Quarter	30.48	27.10	11¢	24.55	20.75	11¢
4th Quarter	38.32	29.29	11¢	25.90	20.15	11¢

Dividend Policy

Through July 10, 2007, the Company has paid 186 consecutive quarterly cash dividends during its 47 year history as a public company. The Company currently expects that quarterly cash dividends will continue to be paid for the foreseeable future at rates comparable with or slightly higher than those shown in the above table.

Equity Compensation Plan Information

Information regarding equity compensation plans under which common stock of the Company is authorized for issuance is incorporated by reference to Item 12 of this Form 10-K.

Issuer Purchases of Equity Securities

The Company did not repurchase any equity securities during the fourth quarter of Fiscal Year 2007. The Company had a stock repurchase program that expired October 7, 2004. It had authorized the repurchase of up to 500,000 shares of the Company's common stock. No shares were acquired during the two year life of the program.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total stockholder return on it Common Stock over the five year period ending May 29, 2007 with the Russell 2000 Index and a group of the Company's peer issuers, selected by the Company in good faith. The graph assumes an investment of $100 in the Company's Common Stock, in the Index and in the common stock of the peer group on June 2, 2002 and reinvestment of all dividends.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Frisch's Restaurants, Inc., The Russell 2000 Index
And A Peer Group
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/2/02
6/1/03
5/30/04
5/29/05
5/30/06
5/29/07
Frisch's Restaurants, Inc.
Russell 2000
Peer Group

* $100 invested on 6/2/02 in stock or index-including reinvestment of dividends.

The peer group consists of the following issuers: Bob Evans Farms, Inc., Steak n Shake Co., CBRL Group, Inc., IHOP Corp., and Friendly Ice Cream Corp.

Item 6. Selected Financial Data

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
SUMMARY OF OPERATIONS

(in thousands, except per share data)

	2007	2006 *	2005	2004	2003
Sales	$ 289,934	$ 290,968	$ 279,247	$ 259,701	$ 233,679
Cost of sales					
Food and paper	101,401	102,106	98,570	88,864	76,452
Payroll and related	95,501	96,098	92,352	87,818	80,815
Other operating costs	64,043	64,338	57,800	53,031	48,643
	260,945	262,542	248,722	229,713	205,910
Gross profit	28,989	28,426	30,525	29,988	27,769
Administrative and advertising	14,301	13,976	13,929	12,752	12,121
Franchise fees and other revenue	(1,254)	(1,250)	(1,352)	(1,222)	(1,232)
Gains on sale of assets	(250)	(568)	(87)	(41)	(145)
Gain on early termination of lease	-	-	-	-	(665)
Operating profit	16,192	16,268	18,035	18,499	17,690
Other Expense (income)					
Interest expense	2,672	2,771	2,820	2,474	2,800
Life insurance benefits in excess of cash surrender value	-	-	(4,440)	-	-
Earnings before income taxes	13,520	13,497	19,655	16,025	14,890
Income taxes					
Current	5,357	4,594	4,199	3,687	3,047
Deferred	(1,105)	(257)	715	1,648	1,940
	4,252	4,337	4,914	5,335	4,987
NET EARNINGS	$ 9,268	$ 9,160	$ 14,741	$ 10,690	$ 9,903
Diluted net earnings per share of common stock	$1.78	$1.78	$2.86	$2.08	$1.97
Cash dividends per share	$ .44	$ .44	$ .44	$ .42	$ .36
Other financial statistics					
Working capital (deficit)	($25,832)	($18,519)	($20,911)	($20,115)	($14,069)
Capital expenditures	18,588	19,096	24,123	30,026	21,544
Total assets	179,259	175,283	167,465	158,437	139,982
Long-term obligations	34,538	44,019	43,102	47,817	45,582
Shareholders' equity	107,870	100,681	93,401	80,516	70,654
Book value per share at year end	$21.06	$19.84	$18.47	$16.00	$14.27
Return on average shareholders' equity	8.9%	9.4%	17.0%	14.1%	14.9%
Weighted average number of diluted shares outstanding	5,215	5,160	5,157	5,136	5,023
Number of shares outstanding at year end	5,123	5,075	5,056	5,033	4,951
Percentage sales change	(.4%)	4.2%	7.5%	11.1%	11.0%
Earnings as a percentage of sales					
Operating profit	5.6%	5.6%	6.5%	7.1%	7.6%
Earnings before income taxes	4.7%	4.6%	7.0%	6.2%	6.4%
Net earnings	3.2%	3.1%	5.3%	4.1%	4.2%

* Fiscal year 2006 contained 366 days. All other years presented contained 364 days.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

SAFE HARBOR STATEMENT under the PRIVATE SECURITIES LITIGATION REFORM ACT of 1995

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operation (MD&A) that are not historical facts are "forward-looking statements" as that item is defined in the Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" are subject to risks, uncertainties and other factors that could cause actual results and performance to differ materially from anticipated results that may be expressed or implied by those statements. Factors that could cause such differences to occur include, but are not limited to, those discussed in this Form 10-K under Part I, Item 1A. "Risk Factors."

Words such as "should," "would," "could," "may," "plan(s)," "anticipate(s)," "project(s)," "believe(s)," "will," "expect(s)," "estimate(s)," "intend(s)," "continue," "assumption(s)," "goal(s)," "target" and similar words (or derivatives thereof) are used to convey "forward-looking statements" as opposed to historical or present facts. The Company undertakes no obligation to update any of the forward-looking statements that may be contained in this MD&A.

This MD&A should be read in conjunction with the consolidated financial statements. The Company has no "off-balance sheet" arrangements or "special purpose entities."

CORPORATE OVERVIEW

The operations of Frisch's Restaurants, Inc. and Subsidiaries (the "Company") consist of two reportable segments within the restaurant industry: full service family-style "Big Boy" restaurants and grill buffet-style "Golden Corral" restaurants. As of May 29, 2007, 87 Big Boy restaurants and 34 Golden Corral restaurants were owned and operated by the Company, located in various regions of Ohio, Kentucky and Indiana, plus smaller areas in Pennsylvania and West Virginia.

Fiscal Year 2007 ended on Tuesday, May 29, 2007. It compares with Fiscal Year 2006 that ended on Tuesday, May 30, 2006, and Fiscal Year 2005 that ended on Sunday, May 29, 2005. All of these years consisted of 52 weeks (thirteen periods of 4 weeks each). However, Fiscal Year 2006 included an additional two days (366 days) to effect a change in the year-end from the Sunday nearest to the last day of May to the nearest Tuesday. Fiscal Year 2008 will end on Tuesday, June 3, 2008, a period of 53 weeks.

Revenue of $289,934,000, $290,968,000, and $279,247,000 was achieved in Fiscal Year 2007, Fiscal Year 2006 and Fiscal Year 2005, respectively. The extra two days in Fiscal Year 2006 contributed $1,200,000 in additional revenue. Fiscal Year 2007 marked the end of seven consecutive years of record revenue. The lower revenue was largely the result of opening no new Golden Corral restaurants during the year, plus a series of winter storms in the third quarter that adversely affected same store sales performance.

Net earnings for Fiscal Year 2007 were $9,268,000, or diluted earnings per share (EPS) of $1.78. Net earnings in Fiscal Year 2006 were $9,160,000 ($1.78 diluted EPS) and $14,741,000 ($2.86 diluted EPS) was posted in Fiscal Year 2005. However, the results for Fiscal Year 2005 profited significantly from a $4,440,000 non-taxable life insurance benefit amounting to $.86 diluted EPS. Without the effect of the life insurance benefit, net earnings and diluted EPS for Fiscal Year 2005 were $10,301,000 and $2.00, respectively.

The Company adopted Statement of Financial Accounting Standards No. 123 (R) (SFAS 123 (R)), "Share-Based Payment" on May 31, 2006. SFAS 123 (R) requires the fair value of stock options granted to be recognized as compensation cost. It applies to all stock option awards granted on or after the adoption date, with compensation cost based on the fair value of the award on the date of the grant. The cost is recognized in the consolidated statement of earnings on a straight-line basis over the vesting period of the award. In addition, because the Company elected to use the modified prospective application transition method in adopting SFAS 123 (R), compensation cost is also recognized for the portion of outstanding options vesting in the period that were granted prior to, but not yet vested, as of the adoption date.

Compensation cost associated with SFAS 123 (R) is included in administrative and advertising expense in the consolidated statement of earnings. As a result, earnings before income taxes were $314,000 lower in Fiscal Year

2007 than if the Company were permitted to continue accounting for stock options using the intrinsic method of measuring stock based compensation as had been prescribed under the old accounting rules. Basic and diluted earnings per share were $.04 lower than if expensing of stock options were not required.

Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an Amendment to FASB Statements No. 87, 88, 106 and 131 (R)" was adopted on May 29, 2007. SFAS 158 requires the overfunded or underfunded status of defined benefit pension plans to be recognized as an asset or liability in the Company's consolidated balance sheet. Funded status is measured as the difference between plan assets at fair value and projected benefit obligations (PBO), which includes a projection of future salary increases. The fair value of plan assets exceeded PBO as of May 29, 2007, the result of very favorable returns on the plans' equity investments during Fiscal Year 2007. To lower the value of prepaid pension costs that had been booked under the old accounting standard to the excess of plan assets over PBO, a $1,215,000 reduction in the Company's equity, net of tax, was required, effected through a charge to accumulated other comprehensive income.

In November 2006, Ohio voters approved a mandate to annually increase the state's minimum wage. Known as Issue 2, the following mandates were added to the Ohio Constitution effective January 1, 2007:

1. The minimum wage was increased 33 percent from $5.15 per hour to $6.85 per hour.
2. The minimum wage for tipped employees increased 61 percent from $2.13 per hour to $3.43 per hour.
3. All minimum wage rates will be automatically adjusted annually for inflation based on changes in the consumer price index.

As more than two-thirds of the Company's payroll costs are incurred in Ohio, it is estimated that the first full calendar year's effect will add more than $3,500,000 to the Company's operating costs. In response, the Company increased its menu prices in early January 2007 as follows: 2.4 percent for Big Boy and 2.1 percent for Golden Corral. The price increases were designed to also incorporate the regular semi-annual price changes that would have been implemented anyway in February 2007.

Effective July 24, 2007, the federal minimum wage increases from $5.15 per hour to $5.85 per hour for non-tipped employees, increasing to $6.55 per hour in July 2008 and to $7.25 per hour in July 2009. The minimum wage for tipped employees will remain at $2.13 per hour. Minimum wage legislation in Kentucky is identical to the federal legislation except that it was effective in June 2007. The near term effect of the federal and Kentucky legislation will be minimal, as market conditions already dictate wage rates in excess of $5.85 per hour.

RESULTS OF OPERATIONS

Sales

The Company's sales are primarily generated through the operation of Big Boy restaurants and Golden Corral restaurants. Big Boy sales also include wholesale sales from the Company's commissary to restaurants licensed to other Big Boy operators and the sale of Big Boy's signature brand tartar sauce to grocery stores. Same store sales comparisons are a key metric that management uses in the operation of the business. Same store sales are affected by changes in customer counts and menu price increases. Changes in sales also occur as new restaurants are opened and older restaurants are closed. Below is the detail of consolidated restaurant sales:

	Fiscal Year 2007	Fiscal Year 2006	Fiscal Year 2005
		(in thousands)	
Big Boy restaurants	$ 178,617	$177,239	$ 175,892
Wholesale sales to licensees	9,004	8,946	8,664
Wholesale sales to groceries	942	908	820
Total Big Boy sales	188,563	187,093	185,376
Golden Corral sales	101,371	103,875	93,871
Consolidated restaurant sales	$ 289,934	$ 290,968	$279,247

A breakdown of changes in Big Boy same store sales by quarter follows (adjusted to remove the effect of the extra two days of sales in Fiscal Year 2006 associated with the change in the Company's fiscal year):

Big Boy	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Fiscal Year 2007	0.9%	0.9%	(0.8)%	0.4%	0.4%
Fiscal Year 2006	(0.8)%	(1.8)%	1.8%	1.6%	0.2%

Fiscal 2007 marked the tenth consecutive year that Big Boy same store sales increases have been achieved. Sales were higher at the drive-thru window, but lower in the dining room. Higher average guest checks driven by menu price increases had a positive effect on the sales improvement. However, it is believed the higher prices charged likely contributed to a reduction in customer counts. Continued steep gasoline prices throughout the last three fiscal years are believed to be an additional cause of sustained lower customer counts, as the higher cost to fill up a tank leaves many consumers with less money available to spend on a restaurant meal.

The same store sales comparisons include average menu price increases of 2.4 percent, 1.1 percent, and 1.0 percent, respectively, during the third quarters of Fiscal Years 2007, 2006 and 2005. The 2.4 percent increase in the third quarter of Fiscal 2007 included a specific provision to offset costs associated with minimum wage increases. The first quarters of Fiscal Years 2007, 2006 and 2005 included average menu price increases of 1.1 percent, 1.4 percent, and 1.5 percent, respectively. Another price increase will likely be implemented in late summer 2007.

The Company operated 87 Big Boy restaurants as of May 29, 2007, a net reduction of one since the beginning of the three year period that began May 31, 2004. The count of 87 includes one that opened in July 2006 which relocated a restaurant lost in an eminent domain proceeding to a superior site, plus one that opened in October 2006, which also relocated an older facility to a superior site within the same local trade area. The combined sales of the two relocated restaurants in Fiscal Year 2007 were 24 percent higher than sales at the old locations.

The count of 87 Big Boy restaurants also includes the effect of closing two low volume restaurants – one in January 2007, the other in April 2007 – and an aging restaurant facility in the Cincinnati market that was razed in April 2007 to make way for a replacement structure on the same site, which should be ready to open in late August 2007. Not included in the count are two new Big Boy restaurants – one in Dayton, Ohio, the other in Springfield, Ohio – that opened respectively in June and July 2007. The count also does not include a low volume restaurant that was closed in June 2007. An existing Big Boy is currently scheduled to be razed in the spring of 2008 to be replaced with a new building on the same site. Several other new sites are currently being evaluated for potential acquisition and development.

Golden Corral sales in Fiscal Year 2007 were lower than the comparable year ago period. No new Golden Corral restaurants were opened during Fiscal Year 2007, and same store sales continued to decline. Prior to Fiscal Year 2007, the effects of having more Golden Corral restaurants in operation than the corresponding year ago periods would result in a sales increase, despite same store sales decreases. Absolute sales in Fiscal Year 2007 decreased approximately $2.5 million or 2.4 percent lower than Fiscal Year 2006, despite the fact that Fiscal Year 2007 had 60 more sales weeks than did Fiscal Year 2006.

	Fiscal Year 2007	Fiscal Year 2006	Fiscal Year 2005
In operation at beginning of year	34	30	26
Opened during the year	0	4	4
In operation at end of year	34	34	30
Total sales weeks during year	1,768	1,708	1,466

One Golden Corral restaurant was under construction as of May 29, 2007. It opened for business in July 2007. No Golden Corral restaurants are currently under construction.

Following general industry practice, the same store sales comparisons in the table that follows uses a formula that includes only those restaurants that were open for five full fiscal quarters prior to the start of the comparison periods.

This removes possible misleading numbers that can be caused by the great influx of customers during the first several months of operation, sometimes called the "honeymoon" period of a new restaurant. Under the formula, 29 of the 34 restaurants were included in the annualized Fiscal Year 2007 same store sales calculation. The annualized Fiscal Year 2006 same store sales included only 25 of 34 restaurants. The quarterly calculations for Fiscal Year 2007 included 29, 31, 33 and 34 stores, respectively, in the first, second, third and fourth quarter.

A breakdown of Golden Corral same store sales by quarter follows (adjusted to remove the effect of the extra two days of sales in Fiscal Year 2006 associated with the change in the Company's fiscal year):

Golden Corral	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Fiscal 2007	(2.9%)	0.6%	(5.8%)	(3.4%)	(1.8%)
Fiscal 2006	(11.2%)	(10.7%)	(1.5%)	(3.4%)	(6.5%)

Fiscal Year 2007 marked the third consecutive year of same store sales declines, and fourteen of the last fifteen quarters. Higher average guest checks driven by menu price increases were not enough to offset lower customer counts. As with Big Boy, it is believed the higher prices charged likely contributed to a reduction in customer counts, as did the continued high cost of gasoline. Also, same store customer counts were 11.5 percent lower during the third quarter of Fiscal Year 2007 when compared with the third quarter of Fiscal Year 2006, largely the result of a series of winter storms in most of the Company's operating regions during the month of February 2007.

Golden Corral menu prices were increased 3.2 percent in September 2006, .5 percent in February 2006, 1.8 percent in May 2005 and 2.3 percent in May 2004. Prices were further increased by 2.1 percent in January 2007 to offset the effects of higher costs that have resulted from increases in the minimum wage.

Gross Profit

Gross profit for the Big Boy segment includes wholesale sales and cost of wholesale sales. Gross profit differs from restaurant level profit discussed in Note G (Segment Information) to the consolidated financial statements, as advertising expense is charged against restaurant level profit. Gross profit for both operating segments is shown below.

	Fiscal Year 2007	Fiscal Year 2006 (in thousands)	Fiscal Year 2005
Big Boy gross profit	$ 26,928	$ 26,774	$ 25,673
Golden Corral gross profit	2,061	1,652	4,852
Total gross profit	$ 28,989	$ 28,426	$ 30,525

The operating percentages shown in the following table are percentages of total sales, including Big Boy wholesale sales. The table supplements the discussion that follows which addresses cost of sales for both the Big Boy and Golden Corral reporting segments, including food cost, payroll and other operating costs.

	2007			2006			2005		
	Total	BB	GC	Total	BB	GC	Total	BB	GC
Sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Food and paper	35.0	32.7	39.2	35.1	32.6	39.5	35.3	33.1	39.7
Payroll and related	32.9	34.6	29.8	33.0	34.3	30.7	33.1	34.3	30.6
Other operating costs (including opening costs)	22.1	18.4	29.0	22.1	18.7	28.2	20.7	18.8	24.5
Gross profit	10.0	14.3	2.0	9.8	14.4	1.6	10.9	13.8	5.2

Food cost percentages in the Golden Corral segment are much higher than Big Boy because of the all-you-can-eat nature of the Golden Corral segment, as well as its use of steak as an item featured daily on the buffet. Notwithstanding the rising cost of various commodities, the improvements in food cost percentages continue to be driven largely by higher menu prices charged to customers. Beef is a highly volatile market, as import and export restrictions can cause wide fluctuations in cost. Harsh winter storms in the nation's central plains adversely affected feedlot inventories, the result of which was much higher beef prices through the end of May 2007. Middle meat prices have declined somewhat entering the summer months. The effect of changing commodity prices is actively managed with changes to the Big Boy menu mix and effective selection of items served on the Golden Corral food bar. However, escalating costs of poultry, pork, fish and dairy products can be problematic to effective menu management, particularly in the Big Boy segment.

Higher wage costs associated with mandated minimum wage increases were largely countered by the effects of management's decision to raise menu prices, as evidenced by the percentages in the preceding table. Although there is no seasonal fluctuation in employment levels, hours worked are managed closely according to restaurant sales patterns. The significant improvement in Golden Corral's payroll and payroll related costs for Fiscal Year 2007 was achieved through a renewed concentration on reducing labor hours worked relative to sales.

Payroll related costs include statutory provisions for Social Security, unemployment and workers' compensation, along with voluntary benefits provided by the Company such as defined benefit pension plans and medical insurance.

The Company self-insures a significant portion of expected losses from its workers' compensation program in the State of Ohio. Initial self-insurance reserves are accrued based on prior claims history, including an amount developed for incurred but unreported claims. Active management of claims together with post accident drug testing in recent years have effected vast improvements in claims experience by lowering both the number of claims and the average cost per claim. Management performs a comprehensive review each fiscal quarter and adjusts the self-insurance reserves as deemed appropriate based on claims experience. Favorable adjustments were $828,000, $931,000 and $1,044,000 respectively, in Fiscal Years 2007, 2006 and 2005. Because of the improvements in claims experience, lower rates (as a percentage of payroll) to accrue initial reserves have been in place since Fiscal year 2006. The lower rates should effect a continuation in the trend of reducing the size of future quarterly adjustments.

Although pension costs have remained fairly steady over the past three years, the costs are at historically high levels after many years of very reasonable costs. Investment returns on equity investments held by the trust that governs the defined benefit pension plans can and do affect the costs to a great extent. Net periodic pension cost (computed under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions) was $1,710,000, $1,662,000 and $1,674,000 respectively, in Fiscal Years 2007, 2006 and 2005. Pension cost for Fiscal Year 2008 is currently estimated at $1,240,000, the decline due principally to the combination of favorable asset returns and favorable pay experience.

The expected long-term rate of return on plan assets used to compute pension cost was 8.0 percent in Fiscal 2007, lowered from 8.5 percent used in each of the two prior years. The assumption will remain at 8.0 percent for the determination of pension costs for Fiscal Year 2008. The weighted-average discount rate mirrors movement in the underlying markets and is considered a "snapshot" rate reflecting current market conditions. The discount rate used in the actuarial assumptions to compute pension costs was 6.25 percent in Fiscal Year 2007, 6.0 percent in Fiscal Year 2006 and was 6.5 percent in Fiscal Year 2005. The rate for Fiscal Year 2008 will be 6.0 percent. The rate of compensation increase for pension costs was 4.5 percent in Fiscal Year 2007 and in Fiscal Year 2006, down from 5.0 percent in Fiscal Year 2005. It will remain at 4.5 percent for Fiscal Year 2008. Cash contributions made by the Company to these plans were $1,000,000, $903,000, and $1,829,000 respectively, during Fiscal Years 2007, 2006 and 2005. Contributions for Fiscal Year 2008 are currently estimated at $1,000,000.

Other operating costs include occupancy costs such as maintenance, rent, depreciation, property tax, insurance and utilities; field supervision; accounting and payroll preparation costs; franchise fees for Golden Corral restaurants; opening costs and many other restaurant operating expenses. Most of these expenses tend to be fixed; therefore, same store sales decreases cause these costs to be a higher percentage of sales, as can be seen in the above table for Golden Corral. Opening costs also have a significant impact on the percentages as well. Opening cost charges for Big Boy restaurants for Fiscal Years 2007, 2006 and 2005 were $443,000, $291,000, and $265,000 respectively. Golden Corral opening costs for Fiscal Years 2007, 2006 and 2005 were $95,000, $1,124,000, and $1,222,000 respectively. Golden Corral opening costs should remain low in Fiscal Year 2008 as only one new restaurants is currently expected to open.

Other operating costs in Fiscal Year 2005 were adversely impacted by a $433,000 charge to correct the Company's accounting for leases, which was conformed to recognize rent expense on a straight-line basis over the term of the lease, including any option periods considered to be part of the lease term, as lease terms are defined by Statement of Financial Accounting Standards No. 13 (SFAS 13), "Accounting for Leases," as amended.

Operating Profit

To arrive at the measure of operating profit, administrative and advertising expense is subtracted from gross profit, while franchise fees and other revenue is added to it. Gains and losses on sale of real property, if any, are then respectively added or subtracted.

Administrative and advertising expense was $14,301,000, $13,976,000 and $13,929,000 respectively in Fiscal Years 2007, 2006 and 2005. Advertising expense represents the largest component of these costs. Spending for advertising and marketing programs is proportionate to sales levels, reflecting the Company's long standing policy to spend a constant percentage of Big Boy and Golden Corral sales on advertising and marketing. Advertising expense was $6,817,000, $6,740,000, and $6,443,000 respectively in Fiscal Years 2007, 2006 and 2005. All other administrative costs were $7,484,000, $7,236,000 and $7,486,000 respectively in Fiscal Years 2007, 2006 and 2005. Fiscal Year 2007 included $314,000 in stock based compensation costs directly attributable to the adoption of SFAS 123 (R).

Revenue from franchise fees is based on sales of Big Boy restaurants that are licensed to other operators. The fees are based principally on percentages of sales generated by the licensed restaurants and are recorded on the accrual method as earned. As of May 29, 2007, 28 Big Boy restaurants licensed to other operators were paying franchise fees to the Company. No licensed Big Boy restaurants opened or closed during Fiscal Year 2007 or Fiscal Year 2006. Three licensed restaurants ceased operating in Fiscal Year 2005. Other revenue also includes certain other fees from licensed restaurants along with miscellaneous rent and investment income.

Gains and losses on sale of assets consist of transactions involving real property and sometimes may include restaurant equipment that is sold together with real property as a package when closed restaurants are sold. Gains and losses reported on this line do not include abandonment losses that often arise when certain equipment is replaced before it reaches the end of its expected life. Abandonment losses are instead reported in other operating costs. The sale of an older Big Boy restaurant was completed shortly after the restaurant ceased operating in October 2006. The resulting $250,000 gain was reported on the line "(Gain on sale of assets") in Fiscal Year 2007. The amount reported on the same line in Fiscal Year 2006 resulted principally from a gain in connection with an eminent domain proceeding. Substantially all of the amount reported for Fiscal Year 2005 arose from a gain on the sale of undeveloped land.

No significant charges for impairments of assets were recorded during any of the three years in the period ended May 29, 2007.

Other Expense (Income)

Interest expense was $2,672,000, $2,771,000 and $2,820,000 respectively, in Fiscal Years 2007, 2006 and 2005. Without the benefit of the $9,000,000 debt retirement in March 2005, which was provided from life insurance benefits, interest expense for Fiscal Year 2006 would have been at least $500,000 higher. While variable interest rates inched higher in Fiscal Year 2007, a lower overall debt load resulted in the reduction of interest expense.

In addition to interest expense, a $4,440,000 non-taxable life insurance benefit in Fiscal Year 2005 was classified as other expense (income), and is not included in the determination of operating profit.

Income Taxes

Income tax expense as a percentage of pre-tax earnings was 31.4 in Fiscal Year 2007, 32.1 percent in Fiscal Year 2006 and 25.0 percent in Fiscal Year 2005. The Fiscal 2005 income tax expense percentage was favorably affected by a $4,440,000 gain from non-taxable life insurance benefit. The effective rate for Fiscal 2005 would have been 32.3 percent without the advantage of the non-taxable life insurance benefit. The effective rates have been kept consistently low through the Company's use of available tax credits, principally the federal credit allowed for

Employer Social Security and Medicare Taxes Paid on Certain Employee Tips. To a lesser degree, the Company also uses the federal Work Opportunity Tax Credit (WOTC).

FASB (Financial Accounting Standards Board) Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48), is effective for fiscal years beginning after December 15, 2006 (the Company's fiscal year that will end June 3, 2008). FIN 48 provides guidance for recognition and measurement on financial statements of tax positions taken in tax returns or expected to be taken on a future tax return. The Company is currently evaluating the effect of applying FIN 48.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Funds

Sales to restaurant customers provide the Company's principal source of cash. The funds from sales are immediately available for the Company's use, as substantially all sales to restaurant customers are received in cash or are settled by debit or credit cards. Net earnings plus depreciation supply the primary source of cash provided by operating activities. Other sources of cash may include borrowing against credit lines, proceeds received when stock options are exercised and occasional sales of real estate. In addition to servicing debt, these cash flows are utilized for discretionary objectives, including capital projects (principally restaurant expansion) and dividends.

Working Capital Practices

The Company has historically maintained a strategic negative working capital position, a common practice in the restaurant industry. As significant cash flows are consistently provided by operations, and credit lines are readily available, the use of this practice should not hinder the Company's ability to satisfactorily retire any of its obligations when due, including the aggregated contractual obligations and commercial commitments shown in the following table.

Aggregated Information about Contractual Obligations and Commercial Commitments
As of May 29, 2007

			Payments due by period (in thousands)					more than 5
		Total	year 1	year 2	year 3	year 4	year 5	years
	Long-term debt	36,784	11,775	8,443	6,100	4,657	3,242	2,567
	Rent due under capital lease obligations	3,649	2,648	300	277	262	149	13
1.	Rent due under operating leases	23,916	1,874	1,867	1,641	1,408	1,434	15,692
2.	Unconditional purchase obligations	19,689	8,469	2,244	2,244	2,244	2,244	2,244
3.	Other long-term obligations	1,775	221	224	227	231	234	638
	Total contractual cash obligations	85,813	24,987	13,078	10,489	8,802	7,303	21,154

1. Not included in the table is a secondary liability for the performance of a ground lease that has been assigned to a third party. The annual obligation of the lease approximates $48 through 2020. Should the third party default, the Company has the right to re-assign the lease. Operating leases include option periods considered to be part of the lease term under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases," as amended.

2. Primarily consists of commitments for capital projects plus certain food and beverage items.

3. Deferred compensation liability.

The working capital deficit was $25,832,000 as of May 29, 2007. The deficit was $18,518,000 as of May 30, 2006. The increase in the working capital deficit reflects a) higher levels of accounts payable, primarily for three Big Boys and one Golden Corral that were under construction as of May 29, 2007, b) a larger portion of long term debt due within one year, and c) residual value guarantees on certain capital leases are now due in less than one year. Including draws since May 29, 2007, $4,000,000 remains available to be borrowed under the terms of a Construction Draw Credit Facility, which expires September 1, 2008, unless extended. Additionally, $3,000,000 remains available on a working capital revolving line of credit through September 1, 2008, if needed.

Operating Activities

Operating cash flows were $22,695,000 in Fiscal Year 2007, $3,534,000 higher than Fiscal Year 2006 and $2,187,000 higher than Fiscal Year 2005. Included in operating cash flows are normal changes in assets and liabilities such as prepaid expenses, inventories and accounts payable, all of which can and often do fluctuate widely. Management believes a better, more reliable gauge to measure cash flows from the operation of the business is to use the simple method of net earnings plus non cash expenses such as depreciation, losses net of any gains on dispositions of assets and stock based compensation expense. The result of this method is reflected as a sub-total in the consolidated statement of cash flows: $23,240,000 in Fiscal Year 2007, $21,979,000 in Fiscal Year 2006 and $22,429,000 in Fiscal Year 2005 (life insurance benefit excluded).

Investing Activities

Capital spending is the principal component of investing activities. Capital spending was $18,588,000 during Fiscal Year 2007. This year's capital spending includes $3,721,000 for Golden Corral restaurants and $14,867,000 for Big Boy restaurants. The spending is indicative of management's shift to an emphasis on Big Boy development. These capital expenditures consisted of new restaurant construction, site acquisitions for expansion, the acquisition in fee simple of existing restaurant facilities pursuant to purchase option provisions in lease agreements, remodeling existing restaurants including kitchen redesigns and dining room expansions, routine equipment replacements and other capital outlays.

Proceeds from the disposition of property during Fiscal Year 2007 amounted to $411,000, including $398,000 from the sale of a Big Boy restaurant that closed in October 2006. Three low-volume Big Boy restaurants that respectively ceased operations in January, April and June 2007 are expected to be sold in the near term, the aggregate proceeds from which should amount to just under $1.8 million. Proceeds from dispositions of property in Fiscal Year 2006 consisted of the sale of two pieces of land that the Company had originally intended to develop that ultimately proved to be not viable, plus proceeds from an eminent domain proceeding.

Investing activities for Fiscal Year 2005 included the receipt of claims for life insurance benefits totaling $9,159,000 that were associated with the death of the Company's Chairman of the Board in February 2005.

Financing Activities

Borrowing against credit lines amounted to $6,000,000 during Fiscal Year 2007. Another $3,000,000 was borrowed shortly after the year ended. Scheduled and other payments of long-term debt and capital lease obligations amounted to $9,530,000 during Fiscal Year 2007. Payment of long-term debt and capital lease obligations in Fiscal Year 2005 included $9,000,000 that was paid with the life insurance proceeds discussed above under Investing Activities. Regular quarterly cash dividends paid to shareholders totaled $2,240,000 in Fiscal Year 2007. As the Company expects to continue its 47 year practice of paying regular quarterly cash dividends, the Board of Directors declared another $.11 per share dividend on June 6, 2007 that was paid on July 10, 2007 to shareholders of record on June 22, 2007.

During Fiscal Year 2007, employees acquired approximately 47,000 shares of the Company's common stock pursuant to the exercise of stock options, yielding proceeds to the Company of approximately $876,000. As of May 29, 2007, 395,000 shares granted under the Company's two stock option plans remain outstanding, including 325,000 fully vested shares at a weighted average price per share of $18.91. As of May 29, 2007, approximately 700,000 shares remained available to be granted under these plans.

Other Information

As of May 29, 2007, 34 Golden Corral restaurants were in operation. The Company's 35th Golden Corral restaurant opened in July 2007, the first new restaurant to be opened since November 2005. As of May 29, 2007, the cost remaining to complete the project was $1,848,000. The Company has the approval of Golden Corral Franchising Systems, Inc. to curtail development of Golden Corral restaurants until operating performance levels improve in existing restaurants. The curtailment allows the Company to use cash flows and credit facilities in a manner that strengthens the balance sheet and keeps interest costs in check, while allowing operations to focus on rebuilding declining same store sales.

The Company continues to possess development rights for up to 28 more Golden Corral restaurants. Aside from the restaurant that opened in July 2007, no other Golden Corral restaurants are currently planned to open in Fiscal Year 2008. Current plans call for continuing to search for cost effective sites for future development. In the meantime, five existing Golden Corral restaurants will be renovated during Fiscal Year 2008 at an average cost of $185,000 per restaurant. Renovations of five Golden Corral restaurants were completed in Fiscal year 2007.

A Big Boy restaurant that opened for business in October 2006 was the relocation to a superior site of an older facility within the same market. A Big Boy restaurant that opened in July 2006 was the relocation, also to a superior site, of a restaurant that was lost in an eminent domain proceeding. Three Big Boy restaurants were under construction as of May 29, 2007, at which time the estimated cost remaining to complete these projects was $4,363,000. Two of these restaurants subsequently opened for business in June and July 2007, respectively. The third is a replacement of a Big Boy restaurant that closed in April 2007 that is scheduled to re-open in August 2007. Several sites are currently being evaluated for future acquisition and development. One existing Big Boy is scheduled to be razed in the spring of 2008 and replaced with a new building.

Approximately one-fifth of the Company's Big Boy restaurants are routinely renovated or decoratively updated each year at an average cost of $75,000 per restaurant. In addition, certain high-volume Big Boy restaurants are regularly evaluated to determine whether their kitchens should be redesigned for increased efficiencies and whether an expansion of the dining room is warranted. A typical kitchen redesign costs approximately $125,000 and a dining room expansion can cost up to $500,000.

Including land and land improvements, the cash required to build and equip each new restaurant currently ranges from $3,200,000 to $4,000,000 for a Golden Corral, and from $2,200,000 to $2,900,000 for a Big Boy. The actual cost depends greatly on the price paid for the land and the cost of land improvements, which can vary widely from location to location, and whether the land is purchased or leased. No pending agreements to acquire real property were in place as of May 29, 2007.

It is the Company's policy to own the land on which it builds new restaurants; however, it is becoming more frequently necessary to enter ground leases to obtain desirable land on which to build. Eight of the 34 Golden Corral restaurants in operation as of May 29, 2007 have been built on leased land. Three Big Boy restaurants opened since 2003 were also built on leased land. All of these leases have been accounted for as operating leases pursuant to Statement of Financial Accounting Standards No. 13 (SFAS 13), "Accounting for Leases" as amended. As of May 29, 2007 the Company occupied 28 restaurants pursuant to leases, of which five are capital leases under the provisions of SFAS 13. Three of capital leases will expire on October 31, 2007 and the final two will expire in May 2008. The Company will likely purchase these five Big Boy properties at costs yet to be determined.

Three Big Boy restaurants that had been occupied on a month to month arrangement were acquired in fee simple in September 2006 pursuant to the Company's right to purchase the properties from the landlord. The aggregate purchase price was $2,620,000. In addition, a Big Boy restaurant facility that had been occupied pursuant to an operating lease was acquired in fee simple for $733,000 in December 2006.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions to measure certain items that affect the amounts reported in the financial statements and accompanying footnotes. These judgments are based on knowledge and experience about past and current events, and assumptions about future events. Accounting estimates can and do change as new events occur and additional information becomes available. Actual results may differ markedly from current judgment.

Two factors are required for an accounting policy to be deemed critical. The policy must be significant to the fair presentation of a company's financial condition and its results of operations, and the policy must require management's most difficult, subjective or complex judgments. The Company believes the following to be its critical accounting policies.

Self Insurance

The Company self-insures a significant portion of expected losses from its workers' compensation program in the state of Ohio. The Company purchases coverage from an insurance company for individual claims in excess of $300,000. Reserves for claims expense include a provision for incurred but not reported claims. Each quarter, the Company reviews claims valued by its third party administrator ("TPA") and then applies experience and judgment to determine the most probable future value of incurred claims. As the TPA submits additional new information, the Company reviews it in light of past history of claims for similar injuries, probability of settlement, and any other facts that might provide guidance in determining ultimate value of individual claims. Unexpected changes in any of these or other factors could result in actual costs differing materially from initial projections.

Pension Plans

Pension plan accounting requires rate assumptions for future compensation increases and the long term return on plan assets. A discount rate is also applied to the calculations of net periodic pension cost and projected benefit obligations. An informal committee consisting of executives from the Finance Department and the Human Resources Department, with guidance provided by the Company's actuarial consulting firm, develops these assumptions each year. The consulting firm also provides services in calculating estimated future obligations and net periodic pension cost.

Assets of the pension plans are targeted to be invested 70 percent in equity securities, as these investments have historically provided the greatest long-term returns. To determine the long-term rate of return on plan assets, the committee looks at the target asset allocation of plan assets and determines the expected return on each asset class. The expected returns for each asset class are combined and rounded to the nearest 25 basis points to determine the overall expected return on assets. The committee determines the discount rate by looking at the projected future benefit payments and matching those to spot rates based on yields of high-grade corporate bonds. A single discount rate is chosen, rounded to the nearest 25 basis points, that produces the same present value as the various spot rates.

Long-Lived Assets

Long-lived assets include property and equipment, goodwill and other intangible assets. Property and equipment typically approximates 85 to 90 percent of the Company's total assets. Judgments and estimates are used to determine the carrying value of long-lived assets. This includes the assignment of appropriate useful lives, which affect depreciation and amortization expense. Capitalization policies are continually monitored to assure they remain appropriate.

Management considers a history of cash flow losses on a restaurant-by-restaurant basis to be the primary indicator of potential impairment. Carrying values of property and equipment are accordingly tested for impairment each quarter. In addition, carrying values are also reviewed whenever events or circumstances indicate the carrying value may be impaired. When undiscounted expected future cash flows are less than carrying values, an impairment loss is recognized for the amount by which carrying values exceed estimated realizable values. Future cash flows can be difficult to predict. Changing neighborhood demographics and economic conditions, and many other factors may impact operating performance, which affect cash flow. Estimated realizable values are provided by real estate brokers and/or the Company's past experience in disposing of property.

Sometimes it becomes necessary to cease operating a certain restaurant due to poor performance. The final impairment amount can be significantly different from the initial charge, particularly if the eventual market price received from the disposition of the property differs materially from initial estimates of realizable values.

Acquired goodwill and other intangible assets are tested for impairment annually or whenever an impairment indicator arises.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company has no significant market risk exposure to interest rate changes as substantially all of its debt is currently financed with fixed interest rates. The Company does not currently use derivative financial instruments to manage its exposure to changes in interest rates. Any cash equivalents maintained by the Company have original maturities of three months or less. The Company does not use foreign currency.

Big Boy restaurants utilize centralized purchasing and food preparation provided through the Company's commissary and food manufacturing plant. The Company believes the commissary operation ensures uniform product quality and safety, timeliness of distribution to restaurants and created efficiencies that ultimately result in lower food and supply costs. The Commissary operation does not supply Golden Corral restaurants.

Commodity pricing affects the cost of many of the Company's food products. Commodity pricing can be extremely volatile, affected by many factors outside the Company's control, including import and export restrictions, supply versus demand, production levels and the impact of weather on crop yields. Certain commodities purchased by the commissary, principally beef, chicken, pork, dairy products, fish, french fries and coffee, are generally purchased based upon market prices established with vendors. Purchase contracts for some of these items may contain contractual provisions that limit the price to be paid. These contracts are normally for periods of one year or less but may have longer terms if favorable long-term pricing becomes available. Food supplies are generally plentiful and may be obtained from any number of suppliers, which mitigates the Company's overall commodity cost risk. Quality, timeliness of deliveries and price are the principal determinants of source. The Company does not use financial instruments as a hedge against changes in commodity pricing.

Except for items such as beef, bread, produce and dairy products that are purchased from any number of local suppliers, the Golden Corral segment of the business currently purchases substantially all food, beverage and other menu items from the same approved vendor that Golden Corral Franchising Systems, Inc. (Franchisor) uses for its operations. Deliveries are made two times per week. Other vendors are available to provide products that meet the Franchisor's specifications at comparable prices should the Company wish or need to make a change.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

	Page
Report of Management on Internal Control over Financial Reporting	30
Report of Independent Registered Public Accounting Firm (on Financial Statements)	31
Report of Independent Registered Public Accounting Firm (on Management's Assessment of Internal Control over Financial Reporting)	32
Consolidated Balance Sheet – May 29, 2007 and May 30, 2006	33
Consolidated Statement of Earnings – Three fiscal years ended May 29, 2007	35
Consolidated Statement of Cash Flows – Three fiscal years ended May 29, 2007	36
Consolidated Statement of Shareholders' Equity – Three fiscal years ended May 29, 2007	37
Notes to Consolidated Financial Statements – Three fiscal years ended May 29, 2007	38
Quarterly Results (Unaudited)	64

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of May 29, 2007. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of May 29, 2007 based upon criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of May 29, 2007 based on the criteria in *Internal Control - Integrated Framework* issued by the COSO.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of May 29, 2007 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears herein.

July 24, 2007
Date

/s/ Craig F. Maier
Craig F. Maier
President and Chief Executive Officer

/s/ Donald H. Walker
Donald H. Walker
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Frisch's Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Frisch's Restaurants, Inc. (an Ohio corporation) and Subsidiaries as of May 29, 2007 and May 30, 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended May 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frisch's Restaurants, Inc. and Subsidiaries as of May 29, 2007 and May 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended May 29, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note E to the consolidated financial statements, the Company has adopted Financial Accounting Standards Board ("FASB") Statement No. 123 (R), Share-Based Payment, on May 31, 2006. Also, as discussed in Note F to the consolidated financial statements, the Company has adopted FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R), on May 29, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Frisch's Restaurants, Inc's internal control over financial reporting as of May 29, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 24, 2007, expressed unqualified opinions therein.

GRANT THORNTON LLP

/s/ Grant Thornton LLP
Cincinnati, Ohio
July 24, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Frisch's Restaurants, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Frisch's Restaurants, Inc. (an Ohio Corporation) maintained effective internal control over financial reporting as of May 29, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Frisch's Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Frisch's Restaurants, Inc. maintained effective internal control over financial reporting as of May 29, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Frisch's Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 29, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Frisch's Restaurants, Inc. and Subsidiaries as of May 29, 2007 and May 30, 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended May 29, 2007 and our report dated July 24, 2007 expressed an unqualified opinion on those financial statements.

GRANT THORNTON LLP

/s/ Grant Thornton LLP
Cincinnati, Ohio
July 24, 2007

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

May 29, 2007 and May 30, 2006

ASSETS

	2007	2006
Current Assets		
Cash	$ 321,200	$ 815,346
Trade and other receivables	1,405,892	1,538,024
Inventories	6,376,059	4,791,898
Prepaid expenses and sundry deposits	984,132	2,795,444
Prepaid and deferred income taxes	1,930,701	2,122,544
Total current assets	11,017,984	12,063,256
Property and Equipment		
Land and improvements	64,518,917	60,691,775
Buildings	85,805,775	84,830,307
Equipment and fixtures	87,948,798	89,151,961
Leasehold improvements and buildings on leased land	29,153,070	28,171,132
Capitalized leases	5,054,200	5,257,019
Construction in progress	7,435,071	2,211,659
	279,915,831	270,313,853
Less accumulated depreciation and amortization	120,629,146	115,943,839
Net property and equipment	159,286,685	154,370,014
Other Assets		
Goodwill	740,644	740,644
Other intangible assets	1,216,620	1,383,729
Investments in land	2,249,890	2,272,405
Property held for sale	1,470,920	805,784
Other	3,275,811	3,646,989
Total other assets	8,953,885	8,849,551
Total assets	$ 179,258,554	$ 175,282,821

The accompanying notes are an integral part of these statements.

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

May 29, 2007 and May 30, 2006

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
Current Liabilities		
Long-term obligations due within one year		
Long-term debt	$ 11,774,604	$ 8,926,194
Obligations under capitalized leases	2,480,419	388,222
Self insurance	716,443	856,962
Accounts payable	12,353,968	10,330,378
Accrued expenses	9,235,002	9,639,747
Income taxes	290,010	441,045
Total current liabilities	36,850,446	30,582,548
Long-Term Obligations		
Long-term debt	25,009,540	30,991,636
Obligations under capitalized leases	880,451	3,125,742
Self insurance	1,133,606	1,549,499
Deferred income taxes	3,457,714	4,496,802
Deferred compensation and other	4,057,022	3,855,158
Total long-term obligations	34,538,333	44,018,837
Commitments	-	-
Shareholders' Equity		
Capital stock		
Preferred stock - authorized, 3,000,000 shares without par value; none issued	-	-
Common stock - authorized, 12,000,000 shares without par value; issued 7,568,680 and 7,521,930 shares - stated value - $1	7,568,680	7,521,930
Additional contributed capital	63,838,824	62,531,311
	71,407,504	70,053,241
Accumulated other comprehensive loss	(1,214,704)	-
Retained earnings	70,448,512	63,420,622
	69,233,808	63,420,622
Less cost of treasury stock (2,445,764 and 2,447,323 shares)	(32,771,537)	(32,792,427)
Total shareholders' equity	107,869,775	100,681,436
Total liabilities and shareholders' equity	$ 179,258,554	$ 175,282,821

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS
Three years ended May 29, 2007

	2007	2006 *	2005
Sales	$ 289,934,367	$ 290,967,866	$ 279,247,122
Cost of sales			
Food and paper	101,401,056	102,105,847	98,569,774
Payroll and related	95,500,491	96,097,853	92,351,759
Other operating costs	64,043,426	64,337,677	57,800,494
	260,944,973	262,541,377	248,722,027
Gross profit	28,989,394	28,426,489	30,525,095
Administrative and advertising	14,301,277	13,976,020	13,928,712
Franchise fees and other revenue	(1,253,398)	(1,249,771)	(1,351,967)
Gains on sale of assets	(250,069)	(567,987)	(86,921)
Operating profit	16,191,584	16,268,227	18,035,271
Other expense (income)			
Interest expense	2,672,171	2,771,342	2,820,449
Life insurance benefits in excess of cash surrender value	-	-	(4,440,000)
Earnings before income taxes	13,519,413	13,496,885	19,654,822
Income taxes			
Current			
Federal	5,482,285	4,616,461	4,226,844
Less tax credits	(782,886)	(601,779)	(785,855)
State and municipal	657,528	579,205	757,698
Deferred	(1,105,070)	(256,767)	715,310
Total income taxes	4,251,857	4,337,120	4,913,997
NET EARNINGS	$ 9,267,556	$ 9,159,765	$ 14,740,825

Earnings per share (EPS) of common stock:

	2007	2006 *	2005
Basic net earnings per share	$ 1.82	$ 1.81	$ 2.92
Diluted net earnings per share	$ 1.78	$ 1.78	$ 2.86

* Fiscal year 2006 contained 366 days. The other years presented contained 364 days.

The accompanying notes are an integral part of these statements.

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
Three years ended May 29, 2007

	2007	2006	2005
Cash flows provided by (used in) operating activities:			
Net earnings	$ 9,267,556	$ 9,159,765	$ 14,740,825
Adjustments to reconcile net earnings			
to net cash from operating activities:			
Depreciation and amortization	13,643,678	13,125,459	12,115,649
Net loss (gain) on disposition of assets, including abandonments	15,021	(306,089)	12,380
Stock-based compensation expense	313,835	-	-
Life insurance benefit	-	-	(4,440,000)
	23,240,090	21,979,135	22,428,854
Changes in assets and liabilities:			
Trade and other receivables	132,132	(148,049)	375,913
Inventories	(1,584,161)	(199,805)	(210,279)
Prepaid expenses and sundry deposits	(29,149)	24,318	(297,444)
Other assets	44,265	707,743	(1,231,460)
Prepaid and deferred income taxes	(221,488)	(1,513,506)	831,801
Accrued income taxes	17,242	24,920	(20,140)
Excess tax benefit from stock-based compensation	(168,277)	-	-
Tax benefit from stock options exercised	-	34,088	74,499
Accounts payable	2,023,590	(2,468,768)	(581,110)
Accrued expenses	(404,745)	875,777	525,678
Self insured obligations	(556,412)	(426,618)	(862,005)
Deferred compensation and other liabilities	201,864	272,038	679,146
	(545,139)	(2,817,862)	(715,401)
Net cash provided by operating activities	22,694,951	19,161,273	21,713,453
Cash flows (used in) provided by investing activities:			
Additions to property and equipment	(18,588,490)	(19,095,678)	(24,123,183)
Proceeds from disposition of property	410,655	1,586,627	225,328
Proceeds from sale of franchise rights	-	-	168,981
Proceeds from life insurance benefits	-	-	9,159,173
Change in other assets	(302,832)	(1,395,866)	(363,750)
Net cash (used in) investing activities	(18,480,667)	(18,904,917)	(14,933,451)
Cash flows provided by (used in) financing activities:			
Proceeds from borrowings	6,000,000	11,000,000	11,500,000
Payment of long-term debt and capital lease obligations	(9,530,082)	(8,833,644)	(16,338,644)
Cash dividends paid	(2,239,666)	(2,229,327)	(2,219,717)
Proceeds from stock options exercised - new shares issued	869,672	303,174	219,436
Proceeds from stock options exercised - treasury shares re-issued	6,275	-	92,844
Other treasury shares re-issued	28,880	51,829	74,900
Treasury shares acquired	-	-	(30,491)
Excess tax benefit from stock based compensation	168,277	-	-
Employee stock purchase plan	(11,786)	(39,342)	(66,440)
Net cash provided by (used in) financing activities	(4,708,430)	252,690	(6,768,112)
Net increase (decrease) in cash and equivalents	(494,146)	509,046	11,890
Cash and equivalents at beginning of year	815,346	306,300	294,410
Cash and equivalents at end of year	$ 321,200	$ 815,346	$ 306,300
Supplemental disclosures:			
Interest paid	$ 2,733,012	$ 2,875,337	$ 2,984,217
Income taxes paid	5,456,622	5,792,020	4,028,266
Income tax refunds received	1,000,519	403	429
Lease transactions capitalized	243,305	600,873	489,722

The accompanying notes are an integral part of these statements.

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Three years ended May 29, 2007

	Common stock at $1 per share - Shares and amount	Additional contributed capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Total
Balance at May 30, 2004	$ 7,490,845	$ 61,976,027	$ -	$ 43,969,077	($ 32,920,555)	$ 80,515,394
Net earnings for the year	-	-	-	14,740,825	-	14,740,825
Stock options exercised - new shares issued	14,331	205,105	-	-	-	219,436
Stock options exercised - treasury shares re-issued	-	(3,109)	-	-	95,953	92,844
Tax benefit from stock options exercised	-	74,499	-	-	-	74,499
Other treasury shares re-issued	-	39,965	-	-	34,935	74,900
Treasury shares acquired	-	-	-	-	(30,491)	(30,491)
Employee stock purchase plan	-	(66,440)	-	-	-	(66,440)
Cash dividends paid - $.44 per share	-	-	-	(2,219,717)	-	(2,219,717)
Balance at May 29, 2005	7,505,176	62,226,047	-	56,490,185	(32,820,158)	93,401,250
Net earnings for the year	-	-	-	9,159,765	-	9,159,765
Stock options exercised - new shares issued	16,754	286,420	-	-	-	303,174
Tax benefit from stock options exercised	-	34,088	-	-	-	34,088
Other treasury shares re-issued	-	24,098	-	-	27,731	51,829
Employee stock purchase plan	-	(39,342)	-	-	-	(39,342)
Cash dividends paid - $.44 per share	-	-	-	(2,229,328)	-	(2,229,328)
Balance at May 30, 2006	7,521,930	62,531,311	-	63,420,622	(32,792,427)	100,681,436
Net earnings for the year	-	-	-	9,267,556	-	9,267,556
SFAS No. 158 adjustment net of tax	-	-	(1,214,704)	-	-	(1,214,704)
Stock options exercised - new shares issued	46,750	822,922	-	-	-	869,672
Stock options exercised - treasury shares re-issued	-	1,800	-	-	4,475	6,275
Excess tax benefit from stock-based compensation	-	168,277	-	-	-	168,277
Stock-based compensation expense	-	313,835	-	-	-	313,835
Other treasury shares re-issued	-	12,465	-	-	16,415	28,880
Employee stock purchase plan	-	(11,786)	-	-	-	(11,786)
Cash dividends paid - $.44 per share	-	-	-	(2,239,666)	-	(2,239,666)
Balance at May 29, 2007	$ 7,568,680	$ 63,838,824	($ 1,214,704)	$ 70,448,512	($ 32,771,537)	$ 107,869,775

The accompanying notes are an integral part of these statements.

NOTE A – ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Description of the Business

Frisch's Restaurants, Inc. (the Company) is a regional company that operates full service family-style restaurants under the name "Frisch's Big Boy." The Company also operates grill buffet style restaurants under the name "Golden Corral" pursuant to certain licensing agreements. All Big Boy restaurants operated by the Company are currently located in various regions of Ohio, Kentucky and Indiana. Golden Corral restaurants currently operate primarily in the greater metropolitan areas of Cincinnati, Dayton, Toledo and Cleveland, Ohio, Louisville, Kentucky and Pittsburgh, Pennsylvania. The Company has development rights to expand Golden Corral operations into markets in Columbus, Ohio, northern Indiana and southern Michigan.

The Company owns the trademark "Frisch's" and has exclusive, irrevocable ownership of the rights to the "Big Boy" trademark, trade name and service mark in the states of Kentucky and Indiana, and in most of Ohio and Tennessee. All of the Frisch's Big Boy restaurants also offer "drive-thru" service. The Company also licenses Big Boy restaurants to other operators, currently in certain parts of Ohio, Kentucky and Indiana. In addition, the Company operates a commissary and food manufacturing plant near its headquarters in Cincinnati, Ohio that services all Big Boy restaurants operated by the Company, and is available to supply restaurants licensed to others.

Consolidation Practices

The accompanying consolidated financial statements include the accounts of Frisch's Restaurants, Inc. and all of its subsidiaries, prepared in conformity with generally accepted accounting principles in the United States of America (GAAP). Significant inter-company accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is the 52 week (364 days) or 53 week (371 days) period ending on the Tuesday nearest to the last day of May. Each of the three years in the period ended May 29, 2007 was a 52 week year. However, the fiscal year that ended May 30, 2006 included an additional two days (366 days) to effect a change in the year end from the Sunday nearest to the last day of May to the nearest Tuesday.

The first quarter of each fiscal year presented herein contained sixteen weeks, while the last three quarters each contained twelve weeks, except for the fourth quarter of the fiscal year that ended May 30, 2006 which consisted of twelve weeks plus two days.

The fiscal year that will end on Tuesday, June 3, 2008 will be a 53 week (371 days) period, when an additional week will be added to the fourth quarter.

Use of Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to use estimates and assumptions to measure certain items that affect the amounts reported. These judgments are based on knowledge and experience about past and current events, and assumptions about future events. Although management believes its estimates are reasonable and adequate, future events affecting them may differ markedly from current judgment. Significant estimates and assumptions are used to measure self insurance liabilities, deferred executive compensation obligations, net periodic pension cost and future pension obligations, the carrying values of property held for sale and for long-lived assets including property and equipment, goodwill and other intangible assets.

NOTE A – ACCOUNTING POLICIES (continued)

Management considers the following accounting policies to be critical accounting policies because the application of estimates to these policies require management's most difficult, subjective or complex judgments: self-insurance liabilities, net periodic pension cost and future pension obligations, and the carrying values of long-lived assets.

Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered to be cash equivalents. Funds in transit from credit card processors are classified as cash. Outstanding checks totaling $2,140,000 were included in accounts payable as of May 29, 2007.

Receivables

The Company values its trade notes and accounts receivable on the reserve method. The reserve balance was $30,000 at May 29, 2007 and May 30, 2006. The reserve is monitored for adequacy based on historical collection patterns and write-offs, and current credit risks.

Inventories

Inventories, comprised principally of food items, are valued at the lower of cost, determined by the first-in, first-out method, or market.

Accounting for Rebates

Cash consideration received from certain food vendors is treated as a reduction of cost of sales and is recognized in the same period the Company sells the food.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided principally on the straight-line method over the estimated service lives, which range from ten to 25 years for buildings or components thereof and five to ten years for equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the lease term as lease terms are defined in Statement of Financial Standards No. 13 (SFAS 13), "Accounting for Leases," as amended. Property betterments are capitalized while the cost of maintenance and repairs is expensed as incurred.

The cost of land not yet in service is included in "construction in progress" if construction has begun or if construction is likely within the next twelve months. Estimated remaining expenditures for new restaurant buildings that were under construction as of May 29, 2007 totaled approximately $6,211,000, consisting of $4,363,000 for three Big Boys and $1,848,000 for one Golden Corral. Interest on borrowings is capitalized during active construction periods of new restaurants. Capitalized interest for fiscal years 2007, 2006 and 2005 was $38,000, $126,000 and $118,000, respectively. No pending agreements to acquire real property were in place as of May 29, 2007.

The cost of land on which construction is not likely within the next twelve months is classified as "Investments in land" in the consolidated balance sheet. Certain surplus property, including two Big Boy restaurants that ceased operations during fiscal year 2007, is currently held for sale. All of the surplus property is stated at the lower of cost or market and is classified as "Property held for sale" in the consolidated balance sheet. Market values are generally determined by real estate brokers and/or management's judgment.

Capitalized computer software is depreciated on the straight-line method over the estimated service lives, which range from three to ten years. The Company's cost capitalization policy with respect to computer software complies with the American Institute of Certified Public Accountants' Statement of Position 98-1 (SOP 98-1), "Accounting

NOTE A – ACCOUNTING POLICIES (continued)

for the Costs of Computer Software Developed or Obtained for Internal Use." Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining service life.

Impairment of Assets

Under Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," management considers a history of cash flow losses on a restaurant-by-restaurant basis to be the primary indicator of potential impairment. Carrying values are reviewed for impairment when events or changes in circumstances indicate that the assets' carrying values may not be recoverable from the estimated future cash flows expected to result from the properties' use and eventual disposition. When undiscounted expected future cash flows are less than carrying values, an impairment loss is recognized equal to the amount by which the carrying values exceed the net realizable values of the assets. Net realizable values are generally determined by estimates provided by real estate brokers and/or the Company's past experience in disposing of unprofitable restaurant properties.

No significant impairment losses were recorded during any of the periods presented in the accompanying consolidated financial statements.

Leases

Minimum scheduled payments on operating leases, including escalating rental payments, are recognized as rent expense on a straight-line basis over the term of the lease, including option periods considered to be part of the lease term, as defined by SFAS 13, as amended. Contingent rentals, typically based on a percentage of restaurant sales in excess of a fixed amount, are expensed as incurred. The Company does not typically receive leasehold incentives from landlords.

SFAS 13 also requires rent to be recognized during that part of the lease term when no rent is paid to the landlord, often referred to as a "rent holiday," that generally occurs while the restaurant is being constructed on leased land. The Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period," on October 6, 2005. This FSP requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. The capitalization of such "rent holidays" had to cease upon application of the FSP to the first reporting period beginning after December 15, 2005. Earlier application being permitted, the Company elected to cease capitalizing "rent holidays" effective with the second quarter of fiscal year 2006.

Restaurant Closing Costs

Any liabilities associated with exit or disposal activities are recorded in accordance with Statement of Financial Accounting Standards No. 146 (SFAS 146) "Accounting for Obligations Associated with Disposal Activities." SFAS 146 requires that liabilities be recognized for exit and disposal costs only when the liabilities are incurred, rather than upon the commitment to an exit or disposal plan. Its application has not materially impacted the Company's financial statements in any of the periods presented.

Statement of Financial Accounting Standards No. 143 (SFAS 143) "Accounting for Asset Retirement Obligations" is applicable to legal obligations associated with the retirement of certain tangible long-lived assets. Its application has not materially impacted the Company's financial statements in any of the periods presented. FASB interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47), was issued to clarify that conditional obligations meet the definition of an asset retirement obligation under SFAS 143 and therefore should be recognized now if fair value is reasonably estimable. The Company adopted FIN 47 in the fourth quarter of fiscal 2006. Its adoption had no material impact on the Company's financial statements.

NOTE A – ACCOUNTING POLICIES (continued)

Goodwill and Other Intangible Assets, Including Licensing Agreements

Acquired goodwill is tested annually for impairment and also whenever an impairment indicator arises. Impairment losses are recorded when impairment is determined to have occurred. As of May 29, 2007 and May 30, 2006, the carrying amount of goodwill acquired in prior years was $741,000.

Intangible assets having a finite useful life are subject to amortization, and are tested annually for impairment. The Company's other intangible assets consist principally of initial franchise fees paid for each new Golden Corral restaurant the Company opens. Amortization of the $40,000 initial fee begins when the restaurant opens and is computed using the straight-line method over the 15-year term of each individual restaurant's franchise agreement. The fees are ratably amortized at $2,667 per year per restaurant. This equates to $91,000 per year in each of the next five years for the 34 Golden Corral restaurants that were in operation as of May 29, 2007. Amortization for fiscal years 2007, 2006 and 2005 was $91,000, $91,000 and $75,000, respectively. The remaining balance of other intangible assets, including fees paid for future Golden Corral restaurants, is not currently being amortized because these assets have indefinite or as yet to be determined useful lives.

An analysis of other intangible assets follows:

	2007	2006
	(in thousands)	
Golden Corral initial franchise fees subject to amortization	**$ 1,360**	$ 1,360
Less accumulated amortization	**(427)**	(336)
Carrying amount of Golden Corral initial franchise fees subject to amortization	**933**	1,024
Current portion of Golden Corral initial franchise fees subject to amortization	**(91)**	(91)
Golden Corral fees not yet subject to amortization	**320**	305
Other	**54**	146
Total other intangible assets	**$ 1,216**	$ 1,384

The franchise agreements with Golden Corral Franchising Systems, Inc. also require the Company to pay fees based on defined gross sales. These costs are charged to operations as incurred.

Revenue Recognition

Revenue from restaurant operations is recognized upon receipt of payment from customers at the time of the sale. Revenue from the sale of commissary products to Big Boy restaurants licensed to other operators is recognized upon shipment of product. Revenue from franchise fees, based on sales of Big Boy restaurants licensed to other operators, is recorded on the accrual method as earned. Initial franchise fees are recognized as revenue when the fees are deemed fully earned and non-refundable, ordinarily upon the execution of the license agreement, in consideration of the Company's services to that time.

Under the provisions of the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Government Authorities Should be Presented in the Income Statement," the Company may either present sales in the consolidated statement of earnings on a gross (include tax collections in revenue and remittances in costs) or a net (exclude taxes from revenue and costs) basis. The Company's policy has always been to report sales on a net basis, which excludes taxes from revenue and costs.

NOTE A – ACCOUNTING POLICIES (continued)

Revenue from the sale of gift cards is deferred for recognition until redeemed by the customer, as service fees are assessed or the card otherwise expires. Except where prohibited by law, recognition of previously deferred revenue from paper gift certificates (no longer issued by the Company) occurs when the probability is remote that customers will demand full performance.

Advertising

Advertising costs are charged to expense as incurred. Advertising expense for fiscal years 2007, 2006 and 2005 was $6,817,000, $6,740,000 and $6,443,000, respectively.

New Store Opening Costs

New store opening costs consist of new employee training costs, the cost of a team to coordinate the opening and the cost of certain replaceable items such as uniforms and china. New store opening costs are charged to expense as incurred:

	2007	2006 (in thousands)	2005
Golden Corral	**$ 95**	$1,124	$1,222
Big Boy	**443**	291	265
	$ 538	$1,415	$1,487

Benefit Plans

The Company has two qualified defined benefit pension plans covering all of its eligible employees. Qualified defined benefit pension plan benefits are based on years-of-service and other factors. The Company's funding policy is to contribute at least annually amounts sufficient to satisfy legal funding requirements plus such additional tax-deductible amounts deemed advisable under the circumstances. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future. (See Note F – Pension Plans). Hourly restaurant employees hired after December 31, 1998 are ineligible to participate in the qualified defined benefit pension plans. Instead, these employees are offered participation in a 401(k) savings plan (the hourly plan), a defined contribution plan, with a matching 40 percent employer cash contribution. The Company's match vests on a scale based on length of service.

The executive officers of the Company and certain other "highly compensated employees" (HCE's) are disqualified from participation in the Company's 401(k) savings plan (the salaried plan), a defined contribution plan, with a ten percent matching employer cash contribution with immediate vesting. A non-qualified savings plan - Frisch's Executive Savings Plan (FESP) - provides a means by which the HCE's may continue to defer a portion of their compensation. FESP allows deferrals of up to 25 percent of a participant's salary into a choice of mutual funds or common stock of the Company. Matching contributions are added to the first ten percent of deferred salary at a rate of ten percent for deferrals into mutual funds, while a fifteen percent match is added to deferrals into common stock. Although the Company owns the mutual funds until the retirement of the participants, the funds are invested at the direction of the participants. The common stock is a "phantom investment," which may be paid in actual shares or in cash upon retirement of the participants. The FESP liability to the participants is included in "Deferred compensation and other" long term obligations in the balance sheet.

NOTE A – ACCOUNTING POLICIES (continued)

The Company also has an unfunded non-qualified Supplemental Executive Retirement Plan (SERP) that was originally intended to provide a supplemental retirement benefit to the HCE's whose benefits under the qualified defined benefit pension plans were reduced when their compensation exceeded Internal Revenue Code imposed limitations or when elective salary deferrals were made to FESP. In 2000, HCE's became ineligible to be credited with additional benefits for service under the qualified defined benefit pension plans and the SERP (interest continues to accrue). Comparable pension benefits are provided through a non-qualified Nondeferred Cash Balance Plan. (See Note F – Pension Plans.)

Prepaid pension benefit costs (see Note F – Pension Plans) and FESP assets are the principal components of "Other long-term assets" in the balance sheet.

Self Insurance

The Company self-insures its Ohio workers' compensation claims up to $300,000 per claim. Initial self-insurance liabilities are accrued based on prior claims history, including an amount developed for incurred but unreported claims. Active claims management and post accident drug testing in recent years have effected vast improvements in claims experience. Management performs a comprehensive review each fiscal quarter and adjusts the self-insurance liabilities as deemed appropriate based on claims experience. Below is a summary of reductions to the self-insurance liabilities that were credited to earnings:

2007	2006	2005
	(in thousands)	
$ 828	$ 931	$1,044

Indicative of the improvements in claims experience, lower rates to accrue the initial self-insurance liabilities have been in place since fiscal year 2006. The lower rates should effect a continuation in the trend of reducing the size of future quarterly adjustments.

Fair Value of Financial Instruments

With the exception of long-term debt (see Note B – Long-Term Debt), the carrying values of the Company's financial instruments approximate fair value.

Income Taxes

Taxes are provided on all items included in the consolidated statement of earnings regardless of when such items are reported for tax purposes (see Note D – Income Taxes and Note I – Life Insurance Benefit).

New Accounting Pronouncements

The Company adopted Statement of Financial Accounts Standards No. 123 (R) (SFAS 123(R)), "Share-Based Payment" on May 31, 2006. SFAS 123 (R) requires the fair value of stock options granted to be recognized as compensation cost (see Share-Based Payment in Note E – Capital Stock).

NOTE A – ACCOUNTING POLICIES (continued)

Statement of Financial Accounting Standards No. 151 (SFAS 151), "Inventory Costs," clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. SFAS 151 is effective for inventory costs incurred during fiscal years that begin after June 15, 2005. Its adoption on May 31, 2006 had no material impact on the Company's earnings.

Statement of Accounting Standards No. 154 (SFAS 154) "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" is effective for fiscal years beginning after December 15, 2005. The Company will comply with the provisions of SFAS 154 for any accounting changes or error corrections that may occur beginning in fiscal year 2007 and thereafter.

Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements," is effective for fiscal years beginning after November 15, 2007 (the Company's fiscal year that will end June 2, 2009). In addition to defining fair value, SFAS 157 provides a framework for the measurement of fair value and expands disclosure requirements about fair value measurements. Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities," is also effective for fiscal years beginning after November 15, 2007. It provides an option of whether to report selected financial assets and liabilities at fair value. The Company has yet to evaluate the impact of SFAS 157 or SFAS 159 on its financial statements.

Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)," was effective as of the end of the Company's current fiscal year that ended May 29, 2007. It requires recognition of the overfunded or underfunded status of defined benefit pension plans as an asset or liability in the consolidated balance sheet. Funded status is measured as the difference between plan assets at fair value and projected benefit obligations, which includes a projection of future salary increases. (See Note F – Pension Plans.)

FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48), is effective for fiscal years beginning after December 15, 2006 (the Company's fiscal year that will end June 3, 2008). FIN 48 provides guidance for recognition and measurement on financial statements of tax positions taken in tax returns or expected to be taken on a future tax return. The Company is currently evaluating the effect of applying FIN 48.

FASB's Emerging Issues Task Force (EITF) Issue No. 06-3 "How Taxes Collected from Customers and Remitted to Government Authorities Should be Presented in the Income Statement" is effective for interim and annual reporting periods beginning after December 15, 2006. Earlier application being permitted, the Company's policy is disclosed elsewhere in Note A under "Revenue Recognition."

In September 2006, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements." SAB 108 was issued to provide guidance in quantifying the effects of financial statement misstatements. Two approaches have widely been used in practice for the purpose of accumulating and quantifying such misstatements: the "rollover" and "iron curtain" approaches. The rollover method quantifies a misstatement's effect on the current year's statement of earnings, which does not consider the carryover effects of prior year misstatements. The iron curtain method quantifies errors as the cumulative amount by which the balance sheet for the current year is misstated. SAB 108 requires the Company to quantify the materiality of such errors under both approaches, which is referred to as the "dual approach." The Company has historically relied upon this approach when such errors have arisen. No effects have resulted from the initial application of SAB 108.

NOTE A – ACCOUNTING POLICIES (continued)

The Company reviewed all other significant newly issued accounting pronouncements, including:

- SFAS 152 "Accounting for Real Estate Time Sharing Transactions"
- SFAS 153 "Exchanges of Nonmonetary Assets"
- SFAS 155 "Accounting for Certain Hybrid Financial Statements – an Amendment of FASB Statements No. 133 and 140"
- SFAS 156 "Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140."

The adoption of these pronouncements has not (or will not in the case of future adoption) had a material impact on the consolidated financial statements.

NOTE B - LONG-TERM DEBT

	2007		2006	
	Payable within one year	**Payable after one year**	Payable within one year	Payable after one year
	(in thousands)			
Construction Draw Facility -				
Construction Phase Loans	**$ -**	**$ -**	$ -	$ -
Term Loans	**8,826**	**23,111**	8,926	27,992
Revolving Credit Loan	**2,000**	**-**	-	-
Bullet Loan	**949**	**1,899**	-	3,000
	$11,775	**$ 25,010**	$ 8,926	$ 30,992

The portion payable after one year matures as follows:

	2007	2006
	(in thousands)	
Period ending in 2008	**$ -**	$ 11,390
2009	**8,443**	6,937
2010	**6,100**	4,673
2011	**4,657**	4,076
2012	**3,241**	2,633
2013	**1,935**	1,283
Subsequent to 2013	**634**	-
	$ 25,010	$ 30,992

The Construction Draw Facility (the Facility) is an unsecured draw credit line intended to finance new restaurant construction, under which $7,000,000 remained available to be borrowed as of May 29, 2007. In June 2007, the Company borrowed $3,000,000 under the Facility, reducing to $4,000,000 the amount available to be borrowed before the Facility expires on September 1, 2008, unless extended.

NOTE B - LONG-TERM DEBT (continued)

The Facility is subject to a .25 percent unused commitment fee. Under the terms of the Facility, funds borrowed are initially governed as a Construction Phase Loan, with interest determined by a pricing matrix that uses changeable basis points, determined by certain of the Company's financial ratios. The basis points are added to or subtracted from one of various indices chosen by the Company. Interest is payable at the end of each specific rate period selected by the Company, which may be monthly, bi-monthly or quarterly. Within six months of the completion and opening of each restaurant, the balance outstanding under each Construction Phase Loan must be converted to a Term Loan amortized over a period not to exceed seven years. Upon conversion, the Company may select a fixed interest rate over the chosen term or may choose among various adjustable rate options.

As of May 29, 2007, the aggregate outstanding balance under the Facility was $31,937,000, representing the remaining balances of original Term Loans of $69,500,000. Five of the original Term Loans totaling $8,000,000 have now been retired. All of the outstanding Term Loans are subject to fixed interest rates, the weighted average of which is 6.06 percent, and are being repaid in 84 equal monthly installments of principal and interest aggregating $908,000, expiring in various periods ranging from October 2007 through October 2013. Prepayments of the Term Loans are permissible upon payment of sizeable prepayment fees and other amounts. Any outstanding Construction Phase Loan that has not been converted into a Term Loan on September 1, 2008 shall mature and be payable in full at that time, unless the Facility is extended.

The Bullet Loan was converted into a term loan effective March 15, 2007. The provisions of the term loan call for 36 equal monthly installments of $92,000 including principal and interest at a fixed 6.13 percent rate. The loan continues to be secured by mortgages covering the real property of two Golden Corral restaurants having an approximate book value of $4,180,000.

The Revolving Credit Loan is an unsecured line of credit that allows for borrowing of up to $5,000,000 to fund temporary working capital needs through September 1, 2008, unless extended. The loan agreement requires a 30 consecutive day out-of-debt period each year. As of May 29, 2007, $2,000,000 had been borrowed against the loan. Interest, currently payable at a variable rate of 6.55 percent through July 25, 2007, is determined by the same pricing matrix used for Construction Phase Loans under the Construction Draw Facility, the basis points from which are added to or subtracted from one of various indices chosen by the Company. The loan is subject to a .25 percent unused commitment fee. Interest is payable at the end of each specific rate period selected by the Company, which may be monthly, bi-monthly or quarterly.

These loan agreements contain covenants relating to tangible net worth, interest expense, cash flow, debt levels, capitalization changes, asset dispositions, investments and restrictions on pledging certain restaurant operating assets. The Company was in compliance with all loan covenants as of May 29, 2007. The reduction in the Company's consolidated equity that resulted from the adoption of SFAS 158 (see New Accounting Pronouncements in Note A – Accounting Policies and Note F – Pension Plans) did not violate the tangible net worth covenant. Compensating balances are not required by any of these loan agreements.

The fair values of any outstanding balances in the Construction Phase of the Construction Draw Facility or the Revolving Credit Loan approximate carrying value as of May 29, 2007 and May 30, 2006, as the provisions of the loan agreements call for variable rated interest. The fair value of the Bullet Loan also approximates carrying value. The fair values of the fixed rate Term Loans shown in the following table are based on fixed rates that would be available for loans with identical terms and maturities, if borrowed at May 29, 2007 and May 30, 2006.

	2007		2006	
	Carrying value	**Fair value**	Carrying value	Fair value
	(in thousands)			
Construction Draw Facility				
Term Loans	**31,937**	**31,529**	36,918	36,173

NOTE C - LEASED PROPERTY

The Company's policy is to own its restaurant properties whenever possible, however, the Company occupies certain of its restaurants pursuant to lease agreements. Most of the leases are for fifteen or twenty years and contain renewal options for ten to twenty years, and/or have favorable purchase options. As of May 29, 2007, 28 restaurants were in operation on non-owned premises, consisting of five capital leases (all of which are for Big Boy operations) and 23 operating leases (fifteen are for Big Boy operations and eight are for Golden Corral operations). In September 2006, the Company completed acquisitions in fee simple of three Big Boy restaurant locations pursuant to purchase option rights granted under leasing arrangements. The aggregate cost was approximately $2,620,000. In addition, a fourth Big Boy restaurant facility occupied pursuant to an operating lease was acquired in fee simple for $733,000 in December 2006. Three of the five capital leases discussed above will expire on October 31, 2007 and the final two will expire in May 2008. The Company will likely purchase these five properties. The purchase prices have yet to be determined, but the cost will not be less than the residual value guarantees included in the future minimum lease payments included in the last table in Note C – Leased Property.

Office space is occupied under an operating lease that expires during fiscal year 2013, with renewal options available through fiscal year 2023. A purchase option is available in 2023 to acquire the office property in fee simple. Delivery equipment is also held under capitalized leases expiring during various periods through fiscal year 2013.

Amortization of capitalized lease assets is computed on the straight-line method over the primary terms of the leases. An analysis of the capitalized leased property follows:

	Asset balances at	
	2007	2006
	(in thousands)	
Restaurant facilities	**$ 3,496**	$ 3,942
Equipment	**1,558**	1,315
	5,054	5,257
Less accumulated amortization	**(3,910)**	(3,977)
	$ 1,144	$ 1,280

Rent expense under operating leases consists of:

	2007	2006	2005
		(in thousands)	
Minimum rentals	**$2,056**	$2,040	$1,565
Contingent payments	**49**	51	55
Cumulative rent adjustment	**-**	-	433
	$2,105	$2,091	$2,053

The cumulative rent adjustment in fiscal year 2005 was the result of a comprehensive review of the Company's accounting for operating leases during fiscal year 2005. The review determined that the Company had erred by not accounting for escalating rental payments on a straight-line basis over the terms of the applicable leases, including option periods considered to be part of the lease term under SFAS 13, as amended. In addition, rent had not been recognized for "rent holiday" periods that often occur during construction of buildings on leased land, when no rent is payable. As a result, the Company determined that its balance sheet had a $615,000 understatement for accrued rent, comprised of $433,000 of under accrued escalating rental payments and $182,000 for "rent holidays." The impact on the Company's financial statements was evaluated and it was determined that the errors were not material to any of the applicable prior periods. Thus, $433,000 was charged against earnings ($293,000 after tax) for the under accrued escalating rentals and $182,000 for under accrued "rent holidays" was capitalized (see Leases in Note A – Accounting Policies).

NOTE C - LEASED PROPERTY (continued)

Future minimum lease payments under capitalized leases and operating leases, including aggregate residual value guarantees of $2,101,000 on certain of the capitalized leases, having an initial or remaining term of one year or more follow:

Fiscal year ending in:	Capitalized leases	Operating leases
	(in thousands)	
2008	$ 2,648	$ 1,874
2009	300	1,867
2010	277	1,641
2011	262	1,408
2012	149	1,434
2013 to 2027	13	15,692
Total	3,649	$23,916
Amount representing interest	(289)	
Present value of obligations	3,360	
Portion due within one-year	(2,480)	
Long-term obligations	$ 880	

Not included in the above table is a secondary liability for the performance of a ground lease that the Company has assigned to a third party. The annual obligation of the lease approximates $48,000 through 2020. Should the third party default, the Company has the right to re-assign the lease.

NOTE D – INCOME TAXES

The variations between the statutory Federal rate and the effective rate are summarized as follows:

	Percent of pretax earnings		
	2007	2006	2005
Statutory U.S. Federal income tax	**34.0**	34.0	34.0
Tax credits	**(5.8)**	(4.5)	(4.1)
State and municipal income taxes - Current and deferred (net of Federal tax benefit)	**3.2**	2.8	2.6
Life Insurance Benefit	-	-	(7.8)
Other	**(.0)**	(.2)	.3
Effective rate	**31.4**	32.1	25.0

The effective tax rate for 2005 would have been 32.3 percent without the advantage of the non taxable life insurance benefit (see Note I – Life Insurance Benefit).

NOTE D – INCOME TAXES (continued)

Deferred tax assets and liabilities result from timing differences in the recognition of revenue and expense between financial reporting and tax statutes. The components of the deferred tax asset (liability) were as follows:

	2007	2006
	(in thousands)	
Deferred compensation	**$ 850**	$ 894
Compensated absences	**865**	807
Stock-based compensation	**107**	-
Self insurance	**580**	751
Lease transactions	**363**	315
Other	**233**	291
Total deferred tax assets	**2,998**	3,058
Depreciation	**(3,966)**	(4,843)
Pension	**(525)**	(1,376)
Other	**(458)**	(454)
Total deferred tax liabilities	**(4,949)**	(6,673)
Net deferred tax liability	**$(1,951)**	$(3,615)

NOTE E - CAPITAL STOCK

The Company has two equity compensation plans adopted respectively in 1993 and 2003 under which certain employees and all non-employee directors of the Company are eligible to receive stock option grants.

2003 Stock Option and Incentive Plan

Shareholders approved the 2003 Stock Option and Incentive Plan (the "2003 Incentive Plan" or "Plan") on October 6, 2003. The 2003 Incentive Plan provides for several forms of awards including stock options, stock appreciation rights, stock awards including restricted and unrestricted awards of stock, and performance awards. The Board of Directors adopted certain amendments in December 2006 to bring the Plan into compliance with the American Jobs Creation Act of 2004 and Section 409A of the Internal Revenue Code. No award shall be granted under the Plan on or after October 6, 2013 or after such earlier date on which the Board of Directors terminates the Plan. The maximum number of shares of common stock that the Plan may issue is 800,000, subject, however, to proportionate and equitable adjustments determined by the Compensation Committee of the Board of Directors (the Committee) as deemed necessary following the event of any equity restructuring that may occur.

The Plan provides that the total number of shares of common stock covered by options plus the number of stock appreciation rights granted to any one individual may not exceed 80,000 during any fiscal year. Additionally, no more than 80,000 shares of common stock may be issued in payment of performance awards denominated in shares, and no more than $1,000,000 in cash (or fair market value, if paid in shares) may be paid pursuant to performance awards denominated in dollars, granted to any one individual during any fiscal year if the awards are intended to qualify as performance based compensation. Employees of the Company and non-employee directors of the Company are eligible to be selected to participate in the Plan. Participation is based on selection by the Committee. Although there is no limit to the number of participants in the Plan, there are approximately 40 persons currently participating in the Plan.

NOTE E - CAPITAL STOCK (continued)

Options to purchase shares of the Company's common stock permit the holder to purchase a fixed number of shares at a fixed price. When options are granted, the Committee determines the number of shares subject to the option, the term of the option which may not exceed ten years, the time or times when the option will become exercisable and the price per share that a participant must pay to exercise the option. No option will be granted with an exercise price that is less than 100 percent of fair market value on the date of the grant. The option price and obligatory withholding taxes may be paid pursuant to a "cashless" exercise/sale procedure involving the simultaneous sale by a broker of shares covered by the option.

Stock appreciation rights (SAR's) are rights to receive payment, in cash, shares of common stock or a combination of the two, equal to the excess of (1) the fair market value of a share of common stock on the date of exercise over (2) the price per share of common stock established in connection with the grant of the SAR (the reference price). The reference price must be at least 100 percent of the common stock's fair market value on the date the SAR is granted. SAR's may be granted by the Committee in its discretion to any participant, and may have terms no longer than ten years.

Stock awards are grants of shares of common stock that may be restricted (subject to a holding period or other conditions) or unrestricted. The Committee determines the amounts, vesting, if any, terms and conditions of the awards, including the price to be paid, if any, for restricted awards and any contingencies related to the attainment of specified performance goals or continued employment or service.

The Committee may also grant performance awards to participants. Performance awards are the right to receive cash, common stock or both, at the end of a specified performance period, subject to satisfaction of the performance criteria and any vesting conditions established for the award.

As of May 29, 2007, options to purchase 129,750 shares had been cumulatively granted under the Plan, including 20,000 that belong to the President and Chief Executive Officer (CEO). The Committee has determined that outstanding options belonging to the CEO vest six months from the date of the grant, while outstanding options granted to other key employees vest in three equal annual installments. The Committee has further determined that outstanding options granted to non-employee members of the Board of Directors vest one year from the date of the grant. The Committee may, in its sole discretion, accelerate the vesting of all or any part of any awards held by a terminated participant, excluding, however, any participant who is terminated for cause. In June 2007, the Committee approved a measure to provide for the immediate vesting of stock options outstanding upon the retirement of employees.

As of May 29, 2007, 694,250 shares remain available to be optioned, including 24,000 shares granted that were subsequently forfeited, which are again available for grants in accordance with the "Re-use of Shares" provision of the Plan. There were 101,921 options outstanding as of May 29, 2007.

No other awards - stock appreciation rights, restricted stock awards, unrestricted stock awards or performance awards - had been granted under the 2003 Stock Option and Incentive Plan as of May 29, 2007.

1993 Stock Option Plan

The 1993 Stock Option Plan was not affected by the adoption of the 2003 Stock Option and Incentive Plan. The 1993 Stock Option Plan originally authorized the grant of stock options for up to 562,432 shares (as adjusted for changes in capitalization in earlier years) of the common stock of the Company for a ten-year period beginning May 9, 1994. Shareholders approved the Amended and Restated 1993 Stock Option Plan (Amended Plan) in October 1998, which extended the availability of options to be granted to October 4, 2008. In addition, the Board of Directors adopted certain amendments in December 2006 to bring the Amended Plan into compliance with the American Jobs Creation Act of 2004 and Section 409A of the Internal Revenue Code. As of May 29, 2007, 6,204 shares remained available to be optioned. Of the 556,228 cumulative shares optioned to date, 293,566 remain outstanding as of May 29, 2007, 211,478 of which belong to the CEO.

NOTE E - CAPITAL STOCK (continued)

All outstanding options under the 1993 Stock Option Plan, or the Amended Plan, were granted at fair market value and expire ten years from the date of grant. Outstanding options to the CEO vested in six months, while options granted to non-employee directors vested after one year. Outstanding options granted to other key employees vest in three equal annual installments. Stock appreciation rights are not provided for under the Amended Plan.

The changes in outstanding and exercisable options involving both the 1993 Stock Option Plan and the 2003 Stock Option and Incentive Plan are shown below as of May 29, 2007:

	No. of shares	Weighted avg. price per share	Weighted avg. Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at beginning of year	412,988	$19.58		
Granted	45,250	$24.62		
Exercised	(47,084)	$18.60		
Forfeited or expired	(15,667)	$25.15		
Outstanding at end of year	395,487	$20.05	5.84 years	$4,706
Exercisable at end of year	324,731	$18.91	5.26 years	$4,233

The intrinsic value of stock options exercised during fiscal year's 2007, 2006 and 2005 was $494,000, $100,000 and $219,000, respectively.

Stock Options outstanding and exercisable as of May 29, 2007 for the 1993 Stock Option Plan and the 2003 Stock Option and Incentive Plan are as follows:

Range of Exercise Prices per Share	No. of shares	Weighted average price per share	Weighted average remaining life in years
Outstanding:			
$ 8.31 to $13.00	69,479	$10.62	2.89 years
$13.01 to $18.00	51,334	$13.78	4.06 years
$18.01 to $24.20	120,501	$19.76	5.70 years
$24.21 to $30.13	154,173	$26.61	7.87 years
$ 8.31 to $30.13	395,487	$20.05	5.84 years
Exercisable:			
$ 8.31 to $13.00	69,479	$10.62	2.89 years
$13.01 to $18.00	51,334	$13.78	4.06 years
$18.01 to $24.20	118,751	$19.70	5.65 years
$24.21 to $30.13	85,167	$27.67	7.37 years
$ 8.31 to $30.13	324,731	$18.91	5.26 years

NOTE E - CAPITAL STOCK (continued)

Employee Stock Purchase Plan

Shareholders approved the Employee Stock Option Plan (elsewhere referred to as Employee Stock Purchase Plan) in 1998. The Plan provides employees who have completed 90 days of continuous service with an opportunity to purchase shares of the Company's common stock through payroll deduction. Immediately following the end of each semi-annual offering period, participant account balances are used to purchase shares of stock at the lesser of 85 percent of the fair market value of shares at the beginning of the offering period or at the end of the offering period. The Plan authorizes a maximum of 1,000,000 shares that may be purchased on the open market or from the Company's treasury. Through April 30, 2007, (latest available data), 123,219 shares had been cumulatively purchased through the Plan. Shares purchased through the Plan are held by the Plan's custodian until withdrawn or distributed. As of April 30, 2007, the custodian held 34,721 shares on behalf of employees.

Frisch's Executive Savings Plan

A total of 58,492 common shares (as adjusted for changes in capitalization in earlier years) were reserved for issuance under the non-qualified Frisch's Executive Savings Plan (FESP) (see Benefit Plans in Note A – Accounting Policies) when it was established in 1993. As of May 29, 2007, 45,880 shares remained in the reserve, including 8,821 shares allocated but not issued to participants.

There are no other outstanding options, warrants or rights.

Treasury Stock

As of May 29, 2007, the Company's treasury held 2,445,764 shares of the Company's common stock. Most of the shares were acquired in a series of repurchase programs authorized by the Board of Directors from 1998 through January 2002, and through a modified "Dutch Auction" self-tender offer in 1997.

Earnings Per Share

Basic earnings per share is based on the weighted average number of outstanding common shares during the period presented. Diluted earnings per share includes the effect of common stock equivalents, which assumes the exercise and conversion of dilutive stock options.

	Basic earnings per share		Stock equivalents	Diluted earnings per share	
	Weighted average shares outstanding	EPS		Weighted average shares outstanding	EPS
May 29, 2007	**5,090,960**	**$1.82**	**124,500**	**5,215,460**	**$1.78**
May 30, 2006	5,067,115	1.81	93,148	5,160,263	1.78
May 29, 2005	5,044,600	2.92	112,251	5,156,851	2.86

Stock options to purchase 60,000, 143,000 and 80,000 shares respectively in the fiscal years 2007, 2006 and 2005 were excluded from the calculation of diluted EPS because the effect was anti-dilutive.

NOTE E - CAPITAL STOCK (continued)

Share-Based Payment (Compensation Cost)

The Company adopted Statement of Financial Accounting Standards No. 123 (R) (SFAS 123 (R)), "Share-Based Payment" on May 31, 2006. SFAS 123 (R) requires the fair value of stock options granted to be recognized as compensation cost. It applies to all awards granted on or after the adoption date, with compensation cost based on the fair value of the award on the date of the grant. The cost is recognized in the consolidated statement of earnings on a straight-line basis over the vesting period of the award. In addition, because the Company elected the modified prospective application transition method in adopting SFAS 123 (R), compensation cost is also recognized in the year ended May 29, 2007 for the portion of outstanding options vesting in fiscal year 2007 that were granted prior to, but not yet vested as of the adoption date, based on the fair value of those awards as was calculated under the original provisions of SFAS 123 and the pro forma disclosures under Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock Based Compensation – Transition and Disclosure."

The financial impact of adopting SFAS 123 (R) was mitigated by the Board of Directors' approval of an amendment to the employment contract of the CEO to delete the provision for annual awards of stock options to be granted when certain levels of pretax earnings are achieved. In its place, a provision was added allowing additional annual contributions to be made to the trust established for the benefit of the CEO under the Company's Nondeferred Cash Balance Plan (see Benefit Plans in Note A – Accounting Policies and Note F – Pension Plans) when certain levels of pretax earnings are achieved. In addition, stock options granted in June 2006 to certain key employees were one-half the level granted during each of the previous two years, commensurate with lower pretax earnings achievements in the year ended May 30, 2006.

As a result of adopting SFAS 123 (R), compensation costs arising from stock options granted are shown below. Prior period results have not been restated.

	Fiscal year ended May 29, 2007 (in thousands)
Charged to administrative and advertising expense	**$ 314**
Tax benefit	**107**
Total share-based compensation cost, net of tax	**$ 207**
Effect on basic earnings per share	**$ .04**
Effect on diluted earnings per share	**$ .04**

The fair value of each option award is estimated on the date of the grant using the modified Black-Scholes option pricing model, the same method used to value options granted prior to May 31, 2006 for pro forma disclosures. The weighted average fair value of options granted during the fiscal year ended May 29, 2007 was $6.38, developed with the following assumptions:

	Fiscal year ended May 29, 2007
Dividend yield	**1.80%**
Expected volatility	**25%**
Risk free interest rate	**4.56%**
Expected lives	**5 years**

NOTE E - CAPITAL STOCK (continued)

Dividend yield is based on the Company's current dividend yield as being the best estimate of projected dividend yields within the contractual life of the options. Expected volatility is based on the historical volatility of the Company's stock using the month end closing price of the previous five years. Risk free interest rate is based on the U. S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option. Expected life represents the period of time the options are expected to be outstanding based on historical exercise behavior.

As of May 29, 2007, there was $184,000 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of .78 years.

SFAS 123 (R) also requires that compensation cost be recognized in connection with the Company's Employee Stock Purchase Plan (described earlier). The Company recognizes compensation cost on these shares ratably over the offering period based on the fair value of the anticipated number of shares that will be issued at the end of each offering period. Compensation expensed is trued-up at the end of each period to reflect the actual number of shares issued. During the fiscal year ended May 30, 2007, $42,000 was charged to expense related to the Plan.

Prior to May 31, 2006, the Company accounted for stock options using the intrinsic value method of measuring compensation expense prescribed by Accounting Principles Board Opinion No. 25 (APB 25), as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation." No stock based employee compensation cost was included in net income, as all options granted had an exercise price equal to the market value of the stock on the date of the grant. In accordance with SFAS 148, the following table presents the pro forma effect on net income and earnings per share if the Company had accounted for stock options using the fair value recognition provisions of SFAS 123 during fiscal years 2006 and 2005:

	Fiscal year ended	
	May 30, 2006	May 29, 2005
	(in thousands, except per share data)	
Net Income, as reported	$ 9,160	$ 14,741
Deduct: total stock-based employee compensation expense determined under fair value based method for all grants, net of tax effects	285	368
Pro forma net income	$ 8,875	$ 14,373
Earnings per share		
Basic – as reported	$ 1.81	$ 2.92
Basic – pro forma	$ 1.75	$ 2.85
Diluted – as reported	$ 1.78	$ 2.86
Diluted – pro forma	$ 1.72	$ 2.79

NOTE E - CAPITAL STOCK (continued)

The estimated pro forma stock-based employee compensation expense used in the above table was determined using the modified Black-Scholes option pricing model with the following weighted average assumptions:

	Fiscal year ended	
	May 30, 2006	May 29, 2005
Dividend yield	1.80%	1.61%
Expected volatility	26%	29%
Risk free interest rate	3.87%	3.82%
Expected lives	5 years	5 years
Weighted average fair value of options granted	$6.19	$8.13

NOTE F - PENSION PLANS

As discussed more fully under Benefit Plans in Note A – Accounting Policies, the Company sponsors two qualified defined benefit plans plus an unfunded non-qualified Supplemental Executive Retirement Plan (SERP) for "highly compensated employees" (HCE's). The Company does not sponsor post retirement health care benefits. The accounting for all three retirement plans is summarized in the following tables.

Effective May 29, 2007, the Company adopted Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)." SFAS 158 requires recognition of the overfunded or underfunded status of defined benefit pension plans to be recorded as an asset or liability in the consolidated balance sheet. Funded status is measured as the difference between plan assets at fair value and projected benefit obligations, which includes a projection of future salary increases. It also requires actuarial gains and losses, prior service costs or credits and transition obligations, if any, that have not yet been recognized to be recorded in Accumulated Other Comprehensive Income (AOCI). The table below shows the effect that the adoption of SFAS 158 had on the consolidated balance sheet as of May 29, 2007:

	Before Adoption of SFAS 158	Adjustments (in thousands)	After Adoption of SFAS 158
Prepaid pension costs	$3,499	$(3,499)	$ -
Intangible asset	78	(78)	-
Net benefit asset	-	1,758	1,758
Total assets	181,078	$(1,819)	$179,259
Deferred income taxes	4,083	(625)	3,458
Accrued pension costs	114	(114)	-
Minimum liability	99	(99)	-
Net benefit obligation	-	213	213
Total liabilities	72,014	(625)	71,389
Accumulated other comprehensive loss	(21)	(1,194)	(1,215)
Total shareholders' equity	109,064	(1,194)	107,870
Total liabilities and shareholders' equity	181,078	(1,819)	179,259

NOTE F - PENSION PLANS (continued)

Pre-tax amounts recognized in AOCI	May 29, 2007 (in thousands)
Net actuarial loss/(gain)	$ 1,762
Prior service cost/(credit)	78
Transition obligation/(asset)	-
	$ 1,840

The estimated amounts in AOCI that will be amortized into net periodic pension cost in fiscal year 2008 are as follows:

	(in thousands)
Actuarial loss/(gain)	$ 217
Prior service cost/(credit)	17
Transition obligation/(asset)	-
	$ 234

The measurement dates in the following tables are May 29, 2007 and May 30, 2006.

	(in thousands)	
Change in benefit obligation	2007	2006
Projected benefit obligation at beginning of year	$ 25,767	$24,855
Service cost	1,523	1,542
Interest cost	1,654	1,558
Plan participants' contributions	-	-
Actuarial (gain)/loss	(541)	(779)
Benefits paid	(2,288)	(1,409)
Settlements	(49)	-
Projected benefit obligation at end of year	$ 26,066	$25,767
Accumulated benefit obligation at end of year	$ 21,849	$21,905

	(in thousands)	
Change in the plans' assets	2007	2006
Fair value of plan assets at beginning of year	$ 24,736	$23,825
Actual return on plan assets	4,163	1,480
Employer contributions (a)	1,049	1,003
Plan participants' contributions	-	-
Benefits paid, plus expenses	(2,289)	(1,572)
Settlements	(49)	-
Fair value of plan assets at end of year	$ 27,610	$24,736

(a) Employer contributions shown for 2007 include $49,000 attributed to the unfunded SERP. Employer contributions shown for 2006 include $403,000 attributed to the previous plan year.

NOTE F - PENSION PLANS (continued)

	(in thousands)	
Funded status at end of year	**2007**	2006
Fair value of plan assets	**$27,610**	$24,736
Projected benefit obligations	**26,066**	25,767
Funded status	**1,544**	(1,031)
Unrecognized net actuarial (gain)/loss	-	4,969
Unrecognized prior service (credit)/cost	-	108
Unrecognized transition (asset)/obligation	-	-
Amount recognized at end of year	**$ 1,544**	$ 4,046

	(in thousands)	
Funded status recognized in the consolidated balance sheet	**2007**	2006
Non-current asset	**$1,757**	-
Current liability	**(24)**	-
Non-current liability	**(189)**	-
Prepaid benefit cost	-	$4,176
Accrued benefit cost	-	(222)
Intangible asset	-	92
Accumulated other comprehensive income	-	-
	$ 1,544	$ 4,046

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at the measurement date were as follows:

	(in thousands)	
	2007	2006
Projected benefit obligation at end of year	**$ 213**	$22,445
Fair value of plan assets at end of year	-	21,384

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at the measurement date were as follows:

	(in thousands)	
	2007	2006
Projected benefit obligation at end of year	**$ 213**	$ 222
Accumulated benefit obligation at end of year	**213**	222
Fair value of plan assets at end of year	-	-

		(in thousands)	
Net periodic pension cost components	May 29, **2007**	May 30, 2006	May 29, 2005
Service cost	**$ 1,524**	$1,542	$1,503
Interest cost	**1,654**	1,558	1,364
Expected return on plan assets	**(1,955)**	(1,964)	(1,863)
Amortization of prior service cost	**29**	70	70
Recognized net actuarial (gain)/loss	**453**	456	600
Settlement (gain)/loss	**5**	-	-
Net periodic pension cost	**$ 1,710**	$ 1,662	$ 1,674

NOTE F - PENSION PLANS (continued)

Weighted average assumptions	May 29, 2007	May 30, 2006	May 29, 2005
Discount rate - net periodic pension cost	**6.25%**	6.00%	6.50%
Discount rate - projected benefit obligation	**6.00%**	6.25%	6.00%
Rate of compensation increase - net periodic pension cost	**4.50%**	4.50%	5.00%
Rate of compensation increase - projected benefit obligation	**4.50%**	4.50%	4.50%
Expected long-term rate of return on plan assets	**8.00%**	8.50%	8.50%

The Company determines its discount rate by looking at the plans' projected benefit payments in the future and matching those to spot rates based on yields of high-grade corporate bonds. A single discount rate is chosen, rounded to the nearest 25 basis points, that produces the same present value as the various spot rates.

To determine the expected return on plan assets, the Company looks at the target asset allocation of the plans' trust and determines the expected return on each asset class. The expected returns for each asset class are combined and rounded to the nearest 25 basis points to determine the overall expected return on assets. The expected rate of return will remain at 8.0 percent for fiscal year 2008.

The objectives of the committee that sets investment policy for pension assets include holding, protecting and investing the assets prudently. The committee determined that plan assets should be invested using long-term objectives, since the plan is intended to fund current and future benefits for participants and beneficiaries. Equity securities have provided the highest historical return to investors over extended time horizons. Thus, the bulk of the plans' assets are held in equity securities. Prudent investment strategies also call for a certain portion of the plan assets to be held in fixed return instruments. Although not prohibited from doing so, the committee has chosen not to invest the plan assets in the common stock of the Company.

Target and actual pension plan assets are summarized as follows:

		Actual Allocations	
Asset Category	Target	2007	2006
Equity securities	70%	**70%**	71%
Fixed income	25%	**28%**	28%
Cash equivalents	5%	**2%**	1%
Total	100%	**100%**	100%

The Company anticipates making contributions to the two qualified defined benefit plans during fiscal year 2008, currently estimated at $1,000,000. Contributions to the SERP are made as participants retire in the amount of the participants' actual benefit payment.

The following estimated future benefit payments for all three plans, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

	(in thousands)
2008	**$ 873**
2009	**884**
2010	**1,266**
2011	**1,407**
2012	**1,319**
2013-2017	**10,931**

NOTE F - PENSION PLANS (continued)

Compensation expense (not included in the above tables) relating to the Nondeferred Cash Balance Plan (see Benefit Plans in Note A – Accounting Policies) is equal to the amounts contributed to the Plan - $308,000 in fiscal year 2007, $367,000 in fiscal year 2006 and $521,000 in fiscal year 2005.

In addition, in June 2006, the Board of Directors voted to amend the employment contract of the President and Chief Executive Officer (CEO) to delete the provision for annual awards of stock options to be granted when certain levels of pretax earnings are achieved. In its place, a new incentive was added allowing additional annual contributions to be made to the trust established for the benefit of the CEO under the Company's Nondeferred Cash Balance Plan (see Benefit Plans in Note A – Accounting Policies) when certain levels of pretax earnings are achieved. Based on the Company's pretax earnings, $48,000 and $46,000, respectively, was included in the CEO's incentive compensation for the fiscal years ended May 29, 2007 and May 30, 2006.

The Company also sponsors two 401(k) plans and a non-qualified Executive Savings Plan for certain highly compensated employees who have been disqualified from participation in the 401(k) plans (see Benefit Plans in Note A – Accounting Policies). In fiscal years 2007, 2006 and 2005, matching contributions to the 401(k) plans amounted to $157,000, $156,000 and $163,000, respectively, while matching contributions to the Executive Savings Plan were $24,000, $23,000 and $20,000, respectively over the same fiscal years.

Frisch's Restaurants, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three years ended May 29,2007

NOTE G – SEGMENT INFORMATION

The Company has two reportable segments within the food service industry: Big Boy restaurants and Golden Corral restaurants. Financial information by operating segment is as follows:

	2007	2006	2005
		(in thousands)	
Sales			
Big Boy	$ 188,563	$ 187,093	$ 185,377
Golden Corral	101,371	103,875	93,870
	$ 289,934	$ 290,968	$ 279,247
Earnings before income taxes			
Big Boy	$ 22,834	$ 22,595	$ 21,532
Opening expense	(443)	(291)	(265)
Total Big Boy	22,391	22,304	21,267
Golden Corral	(123)	507	4,037
Opening expense	(96)	(1,124)	(1,222)
Total Golden Corral	(219)	(617)	2,815
Total restaurant level profit	22,172	21,687	24,082
Administrative expense	(7,484)	(7,237)	(7,486)
Franchise fees and other revenue	1,254	1,250	1,352
Gains on asset sales	250	568	87
Operating Profit	16,192	16,268	18,035
Interest expense	(2,672)	(2,771)	(2,820)
Life insurance benefit	-	-	4,440
Total other (expense) income	(2,672)	(2,771)	1,620
	$ 13,520	$ 13,497	$ 19,655
Depreciation and amortization			
Big Boy	$ 7,805	$ 7,743	$ 7,514
Golden Corral	5,839	5,382	4,602
	$ 13,644	$ 13,125	$ 12,116
Capital expenditures			
Big Boy	$ 14,867	$ 11,558	$ 9,676
Golden Corral	3,721	7,538	14,447
	$ 18,588	$ 19,096	$ 24,123
Identifiable assets			
Big Boy	$ 94,011	$ 87,709	$ 84,943
Golden Corral	85,248	87,574	82,523
	$ 179,259	$ 175,283	$ 167,466

NOTE H – COMMITMENTS AND CONTINGENCIES

Commitments

In the ordinary course of business, purchase commitments are entered into with certain of the Company's suppliers. Most of these agreements are typically for periods of one year or less in duration, however, longer term agreements are also in place. Future minimum payments under these arrangements are $2,257,000, $2,244,000, $2,244,000, $2,244,000 and $2,244,000 respectively, for fiscal years 2008, 2009, 2010, 2011 and 2012, with $2,244,000 to be paid thereafter. These agreements are intended to secure favorable pricing while ensuring availability of desirable products. Management does not believe such agreements expose the Company to any significant risk.

Litigation

The construction of a Golden Corral restaurant in Canton, Ohio was halted in August 2001 in order to assess structural concerns. In March 2002, a final assessment of the defects resulted in the Company's decision to construct a new building on another part of the lot. (The restaurant finally opened for business in January 2003.) In July 2002, the general contractor that built the defective building filed a demand for arbitration against the Company which sought $294,000 plus interest, fees, and costs it claimed were owed by the Company under the construction contract. The Company denied the claim and filed a counterclaim against the general contractor that alleged defective construction and claimed damages, lost profits, interest and costs, in an amount exceeding $1,000,000. In August 2006, the arbitration panel that heard the case awarded the Company $538,000 and denied the general contractor's claim against the Company. The company filed a Motion to Modify the award to increase the time period for which the Company is entitled to damages, including interest, believing the arbitration panel inadvertently failed to consider the full range of time that was required for investigation and to obtain building permits and other approvals associated with the replacement structure. The general contractor also filed a Motion to Modify, alleging that the panel misinterpreted the testimony as to the calculation of lost profits. The arbitration panel rejected both Motions in November 2006. The Company immediately filed an Application in the Cuyahoga County (Ohio) Court of Common Pleas to confirm the arbitration panel's original award. The general contractor responded by filing a Motion with the same court to vacate the award. In April 2007, the court granted the Company's Application and denied the general contractor's Motion. In May 2007, the general contractor filed a Notice of Appeal.

In August 2002, the Company filed a separate lawsuit against the architect that designed the defective restaurant building alleging negligent design and claiming damages, lost profits, interest and costs exceeding $2,500,000. In July 2003, the Company resolved all claims, counterclaims and cross claims against the trial court defendants, including the architect and the architect's structural engineering consultant. The defendants agreed to pay the Company the sum of $1,700,000 in full and final settlement of all claims. The Company received the settlement funds in full in July 2004 and the case was dismissed. The resolution between the Company and the trial court defendants was separate and apart from the on-going dispute between the general contractor and the Company.

The Company is subject to various claims and suits that arise in the ordinary course of business. Management does not currently believe that any ultimate liability for such claims in excess of provisions already included in the consolidated financial statements will have a material impact on the Company's earnings, cash flows or financial position.

NOTE H – COMMITMENTS AND CONTINGENCIES (continued)

Other Contingencies

The Company self-insures a significant portion of expected losses under its workers' compensation program in the state of Ohio. Insurance coverage is purchased from an insurance company for individual claims exceeding $300,000. (See Self Insurance in Note A – Accounting Policies). Insurance coverage is maintained for various levels of casualty and general and product liability.

Beginning May 30, 2007, the Company has two outstanding letters of credit totaling $135,000 in support of its self-insurance program. There are no other outstanding letters of credit issued by the Company. An outstanding letter of credit for $162,000 was cancelled in November 2006. It had supported an environmental remediation plan for the restoration of certain land that the Company no longer owns, which was contaminated by a previous owner that can not be located. The Company expects to complete the remediation plan over the next twelve months.

As of May 29, 2007, the Company operated 28 restaurants on non-owned properties. (See Note C – Leased Properties.) Certain of the leases provide for contingent rent payments, typically based on a percentage of the leased restaurant's sales in excess of a fixed amount.

The Company is secondarily liable for the performance of a ground lease that has been assigned to a third party. The annual obligation of the lease approximates $48,000 through 2020. Since there is no reason to believe that the third party will default, no provision has been made in the consolidated financial statements for amounts that would be payable by the Company. In addition, the Company has the right to re-assign the lease in the event of the third party's default.

NOTE I – LIFE INSURANCE BENEFIT

The Company owned a number of life insurance policies on the Chairman of the Board of Directors (Jack C. Maier, formerly President and Chief Executive Officer of the Company), who died on February 2, 2005. As the primary beneficiary of the policies, the Company filed claims in 2005 for death benefits aggregating $9,659,000. Estimates of the cash surrender value of the policies totaling $4,719,000 had previously been recorded in the balance sheet as "Net cash surrender value - life insurance policies." The excess of the proceeds over the cash surrender value amounted to $4,440,000, which was net of $500,000 that was due to another beneficiary (See Note J – Related Party Transactions), was credited to earnings as a non-taxable benefit during the third quarter of fiscal year 2005. All of the death benefit proceeds were collected in full during the fourth quarter of fiscal year 2005.

NOTE J - RELATED PARTY TRANSACTIONS

The Chief Executive Officer of the Company (Craig F. Maier), who also serves as a director of the Company, owns a Big Boy restaurant licensed to him by the Company. A Big Boy licensed restaurant is owned by certain family members of another director of the Company (Blanche F. Maier) and a Big Boy licensed restaurant is owned by certain children of such other director (excluding Craig F. Maier), one of whom is also an officer and director of the Company (Karen F. Maier).

These three restaurants pay to the Company franchise and advertising fees, employee leasing and other fees, and make purchases from the Company's commissary. The total paid to the Company by these three restaurants amounted to $4,941,000, $4,947,000 and $4,896,000 respectively, in fiscal years 2007, 2006 and 2005. The amount owed to the Company from these restaurants was $104,000 and $121,000 respectively, as of May 29, 2007 and May 30, 2006. Amounts due are generally settled within 28 days of billing.

NOTE J – RELATED PARTY TRANSACTIONS (continued)

All related party transactions described above were effected on substantially similar terms as transactions with persons having no relationship with the Company.

One of the life insurance policies that the Company owned on the former Chairman of the Board (see Note I – Life Insurance Benefit) was a split dollar policy that provided for the sum of $500,000 to be paid to the Chairman's widow (Blanche F. Maier), who is a director of the Company.

The Chairman of the Board of Directors (Jack C. Maier, deceased February 2005) from 1970 to 2005 had an employment agreement that contained a provision for deferred compensation. The agreement provided that upon its expiration or upon the Chairman's retirement, disability, death or other termination of employment, the Company would become obligated to pay the Chairman or his survivors for each of the next ten years the amount of $214,050, adjusted annually to reflect 50 percent of the annual percentage change in the Consumer Price Index (CPI). Monthly payments of $17,838 to the Chairman's widow (Blanche F. Maier), a director of the Company, commenced in March 2005. Payments were increased to $18,141 and $18,368 respectively in March 2006 and March 2007 to reflect the change in CPI. The present value of the long-term portion of the obligation approximating $1,275,000 is included in the consolidated balance sheet under the caption "Deferred compensation and other." The present value of the current portion of the obligation approximating $140,000 is included in current liabilities in the consolidated balance sheet.

QUARTERLY RESULTS (UNAUDITED)

QUARTERLY EARNINGS

	Year Ended May 29, 2007 (Fiscal 2007) (in thousands, except per share data)				Year Ended May 30, 2006 (Fiscal 2006) (in thousands, except per share data)			
	Sales	Operating profit	Net earnings	Diluted net earnings per share	Sales	Operating profit	Net earnings	Diluted net earnings per share
1st Quarter	$ 88,248	$ 4,262	$2,272	$.44	$ 86,533	$ 4,781	$2,602	$.50
2nd Quarter	68,268	4,865	2,808	.54	66,953	3,149	1,683	.33
3rd Quarter	65,452	3,518	1,916	.37	67,260	4,009	2,206	.43
4th Quarter	67,966	3,547	2,272	.43	70,222	4,329	2,669	.52
Total	$289,934	$16,192	$9,268	$1.78	$290,968	$16,268	$9,160	$1.78

The first quarter of each year contained sixteen weeks, while the last three quarters each contained twelve weeks. The fourth quarter of Fiscal 2006 contained two additional days.

Favorable adjustments resulting from lower than anticipated claims in the Company's self insured casualty insurance program were included in net earnings as shown below:

	Fiscal 2007	Fiscal 2006
1st Quarter	$ 253,000	$ 255,000
2nd Quarter	28,000	12,000
3rd Quarter	84,000	160,000
4th Quarter	180,000	214,000
Total	$ 545,000	$ 641,000

The fourth quarters of Fiscal 2007 and Fiscal 2006 include credits to income tax expense of $280,000 and $190,000 respectively, to reflect the actual effective tax rate for the years.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Effectiveness of disclosure controls and procedures. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 240.13a-15(e) and 240.15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of May 29, 2007, the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that the Company files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) would be accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

(b) Management's annual report on internal control over financial reporting. The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over financial reporting. There were no significant changes in the Company's internal control over financial reporting (as defined in Exchange Act rules 240.13a-15 or 240.15d-15) during the fourth quarter ended May 29, 2007 that materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III
(Items 10 through 13)

Item 10. Directors, Executive Officers and Corporate Governance

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. The Code of Ethics is available on the Company's web site at www.ir.frischs.com in the "Investor Relations" section under "Corporate Governance." To receive a copy of the Code of Ethics at no cost, please contact Donald H. Walker, Chief Financial Officer, Frisch's Restaurants, Inc. 2800 Gilbert Avenue, Cincinnati, Ohio 45206 – 1206. Email requests may be made to cfo@frischs.com. Also, any amendments to or waivers from the Code of Ethics will be disclosed on the Company's web site within five business days following the date of amendment or waiver. There were no waivers of the Code of Ethics during fiscal year 2007.

The information required by this item regarding executive officers appears in Item 1 of Part I of this report under the caption "Executive Officers of the Registrant."

All other information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2007 Annual Meeting of Shareholders.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2007 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information required by this item not otherwise disclosed below is incorporated by reference to the Registrant's definitive proxy statement for the 2007 Annual Meeting of Shareholders.

Equity Compensation Plan Information
as of May 29, 2007

	(a)	(b)	(c)
Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
1993 Stock Option Plan	293,566	$18.46	6,204
2003 Stock Option and Incentive Plan	101,921	$24.62	694,250
Total	395,487	$20.05	700,454
Equity compensation plans not approved by security holders:			
Executive Savings Plan (1)			45,880
Senior Executive Bonus Plan (2)			
CEO Employment Agreement (3)			
Total	395,487	$20.05	746,334

(1) Frisch's Executive Savings Plan

The Frisch's Executive Savings Plan (FESP) was established in November 1993, to provide a means for certain management employees who are disqualified from participating in the Frisch's Employee 401(k) Savings Plan, to participate in a similarly designed non-qualified plan. Under the FESP, an eligible employee may choose to defer up to 25 percent of his or her salary which may be invested in mutual funds or in Common Stock of the Company. For employees who choose to invest in the Company's Common Stock, the Company adds a fifteen percent matching contribution of Common Stock to the employee's account, but only on the first ten percent of salary deferred. Upon an employee's retirement, the Company has the option to issue to the employee the shares of Common Stock allocated to that employee or to pay to the employee the fair market value of the Common Stock allocated to him or her in cash. A total of 58,492 shares of Common Stock (as adjusted for changes in capitalization in earlier years) were reserved for issuance under the FESP when it was established in 1993. Since its inception, participants have cumulatively redeemed 12,612 shares through May 29, 2007. The current reserve balance of 45,880 shares contains 8,821 shares (including 1,254 shares allocated during the year ended May 29, 2007) that have been allocated but not issued to active plan participants.

(2) Senior Executive Bonus Plan

Under the Company's Senior Executive Bonus Plan effective June 2, 2003, certain executive officers and other key employees are entitled to earn annual bonuses of up to 40 percent of their annual salary. Each employee's bonus is determined by a formula that takes into account (1) the extent to which the individual's performance goals established prior to the beginning of the fiscal year are met, and (2) the Company's pre-tax consolidated earnings for the fiscal year, as a percentage of total revenue (adjusted to exclude certain revenue, if any, not related to the Company's food service operations). No incentive bonus is paid to any eligible employees unless pre-tax consolidated earnings of the Company are at least four percent of revenues. In order to receive the maximum bonus permissible under the plan, an employee must fully meet his or her individual performance goals and pre-tax consolidated earnings of the Company must equal or exceed seven percent of revenues. Of the total bonus earned by each employee, ten percent is paid in shares of the Company's Common Stock and the remainder is paid in cash. For the fiscal year ended May 29, 2007, 213 shares of Common Stock were issued to employees pursuant to the plan. If all eligible employees under the Senior Executive Bonus Plan had earned their maximum bonus during the year ended May 29, 2007, a total of 1,107 shares of Common Stock would have been issued.

(3) CEO Employment Agreement

During the fiscal year ended May 29, 2007, Craig F. Maier, President and Chief Executive Officer, was employed by the Company pursuant to a three-year employment agreement effective May 31, 2006. The agreement provides that the Company will pay Mr. Maier incentive compensation for each fiscal year that the Company's pre-tax earnings (before deducting his incentive compensation) equal or exceed four percent of the Company's total revenue. The incentive compensation will be equal to (a) one and one half percent of the Company's pre-tax earnings if in such year pre-tax earnings equal or exceed four percent (but are less than five percent) of the Company's total revenue, and (b) an additional one percent of the Company's pre-tax earnings if in such year the Company's pre-tax earnings equal or exceed five percent of the Company's total revenue. However, the incentive compensation will be reduced to the extent that the payment of the incentive compensation would reduce the Company's pre-tax earnings to below four percent of the Company's total revenue. Incentive compensation is paid 90 percent in cash and ten percent in Common Stock. For the fiscal year ended May 29, 2007, 693 shares of common stock were issued to Mr. Maier pursuant to the agreement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2007 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2007 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

a). List of documents filed as part of this report.

1. Financial Statements

The following consolidated financial statements of the Registrant are contained in Part II, Item 8 of this Form 10-K.

Consolidated Balance Sheet – May 29, 2007 and May 30, 2006

Consolidated Statement of Earnings – Three fiscal years ended May 29, 2007

Consolidated Statement of Cash Flows – Three fiscal years ended May 29, 2007

Consolidated Statement of Shareholders' Equity – Three fiscal years ended May 29, 2007

Notes to Consolidated Financial Statements – Three fiscal years ended May 29, 2007

Report of Independent Registered Public Accounting Firm (on Financial Statements)

Report of Independent Registered Public Accounting Firm (on Management's Assessment of Internal Control over Financial Statements)

2. Financial Statement Schedules

Financial statement schedules are not applicable or are not required under the related instructions or the information is included in the financial statements or the notes to the financial statements.

3. Exhibits

3 (i) Third Amended Articles of Incorporation, filed as Exhibit (3) (a) to the Registrant's Form 10-K Annual Report for 1993, is incorporated herein by reference.

3 (ii) Amended and Restated Code of Regulations effective October 2, 2006, filed as Exhibit A to the Registrant's Definitive Proxy Statement dated September 1, 2006, is incorporated herein by reference.

10 (a) Intellectual Property Use and Noncompete Agreement between the Registrant and Liggett Restaurant Enterprises LLC (now known as Big Boy Restaurants International, LLC) dated January 8, 2001, filed as Exhibit (10) (a) to the Registrant's Form 10-Q Quarterly Report for March 4, 2001, is incorporated herein by reference.

10 (b) Transfer Agreement between the Registrant and Liggett Restaurant Enterprises LLC (now known as Big Boy Restaurants International, LLC) dated January 8, 2001, filed as Exhibit (10) (b) to the Registrant's Form 10-Q Quarterly Report for March 4, 2001, is incorporated herein by reference.

10 (c) 1) First Amended and Restated Loan Agreement (Golden Corral Construction Facility) and Exhibit 10 (c) 2) Second Amended and Restated Loan Agreement (Revolving and Bullet Loans) between the Registrant and US Bank NA effective October 15, 2004, filed as exhibits 10 (c) 1 and 10 (c) 2 to the Registrant's Form 10-Q Quarterly Report for September 19, 2004, are incorporated herein by reference.

10 (d) 1) Amendment No. 1 to First Amended and Restated Loan Agreement (Golden Corral Construction Facility and Exhibit 10 (d) 2), Amendment No. 1 to Second Amended and Restated Loan Agreement (Revolving and Bullet Loans) between the Registrant and US Bank NA effective September 27, 2005, filed as Exhibits 10 (d) 1) and 10 (d) 2) to the Registrant's Form 10-Q Quarterly Report for September 18, 2005, are incorporated herein by reference.

10 (e) Area Development Agreement, Termination Agreement and Addendum effective July 20, 2004 between the Registrant and Golden Corral Franchising Systems, Inc., filed as Exhibit (10) (f) to the Registrant's Form 10-K Annual Report for 2004, is incorporated herein by reference.

10 (f) Agreement to Purchase Stock between the Registrant and Frisch West Chester, Inc., dated June 1, 1988, filed as Exhibit 10 (f) to the Registrant's Form 10-Q Quarterly Report for September 19, 2006, is incorporated herein by reference.

10 (g) Agreement to Purchase Stock between the Registrant and Frisch Hamilton West, Inc. dated February 19, 1988, filed as Exhibit 10 (g) to the Registrant's Form 10-Q Quarterly Report for September 19, 2006, is incorporate herein by reference.

10 (h) Employment Agreement between the Registrant and Craig F. Maier effective May 28, 2006, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated March 14, 2006, is incorporated herein by reference. *

10 (i) First Amendment to the Employment Agreement (see Exhibit 10 (h) above) between the Registrant and Craig F. Maier effective May 28, 2006, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated June 7, 2006, is incorporated herein by reference. *

10 (j) Frisch's Executive Savings Plan effective November 15, 1993, filed as Exhibit (10) (a) to the Registrant's Form 10-Q Quarterly Report for September 17, 1995, is incorporated herein by reference. *

10 (k) Second Amendment to the Frisch's Executive Savings Plan (see Exhibit 10 (j) above) effective July 28, 2004, filed as Exhibit 10 (h) to the Registrant's Form 10-Q Quarterly Report for September 19, 2004, is incorporated herein by reference. *

10 (l) Third Amendment to the Frisch's Executive Savings Plan (see Exhibit 10 (j) above) effective June 7, 2005, filed as Exhibit 10 (j) to the Registrant's Form 10-Q Quarterly Report for September 18, 2005, is incorporated herein by reference. *

10 (m) Fourth Amendment to the Frisch's Executive Savings Plan (see Exhibit 10 (j) above) effective August 30, 2005, filed as Exhibit 10 (k) to the Registrant's Form 10-Q Quarterly Report for September 18, 2005, is incorporated herein by reference. *

10 (n) Frisch's Executive Retirement Plan effective June 1, 1994, filed as Exhibit (10) (b) to the Registrant's Form 10-Q Quarterly Report for September 17, 1995, is incorporated herein by reference. *

10 (o) Amendment No. 1 to Frisch's Executive Retirement Plan (see Exhibit 10 (n) above) effective January 1, 2000, filed as Exhibit 10 (k) to the Registrant's form 10-K Annual Report for 2003, is incorporated herein by reference. *

10 (p) 2003 Stock Option and Incentive Plan filed as Appendix A to the Registrant's Proxy Statement dated August 28, 2003, is incorporated herein by reference. *

10 (q) Amendment # 1 to the 2003 Stock option and Incentive Plan (see Exhibit 10 (p) above) effective September 26, 2006, filed as Exhibit 10(q) to the Registrant's Form 10-Q Quarterly Report for September 19, 2006, is incorporated herein by reference. *

10 (r) Forms of Agreement to be used for stock options granted to employees and to non-employee directors under the Registrant's 2003 Stock option and Incentive Plan, filed as Exhibits 99.1 and 99.2 to the Registrant's Form 8-K Current Report dated October 1, 2004, are incorporated herein by reference.*

10 (s) Amendments to the 2003 Stock option and Incentive Plan (see Exhibit 10 (p) above) effective December 19, 2006, filed as Exhibit 99.2 to the Registrant's Form 8-K Current Report dated December 19, 2006, is incorporated herein by reference. *

10 (t) Amended and Restated 1993 Stock Option Plan, filed as Exhibit A to the Registrant's Proxy Statement dated September 9, 1998, is incorporated herein by reference. *

10 (u) Amendments to the Amended and Restated 1993 Stock option Plan (see Exhibit 10 (t) above) effective December 19, 2006, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated December 19, 2006, is incorporated herein by reference. *

10 (v) Employee Stock Option Plan, filed as Exhibit B to the Registrant's Proxy Statement dated September 9, 1998, is incorporated herein by reference. *

10 (w) Change of Control Agreement between the Registrant and Craig F. Maier dated November 21, 1989, filed as Exhibit (10) (g) to the Registrant's Form 10-K Annual Report for 1990, is incorporated herein by reference. It was also filed as Exhibit 99.2 to the Registrant's Form 8-K Current Report dated March 17, 2006, which is also incorporated herein by reference. *

10 (x) First Amendment to Change of Control Agreement (see Exhibit 10 (w) above) between the Registrant and Craig F. Maier dated March 17, 2006, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated March 17, 2006, is incorporated herein by reference. *

10 (y) Frisch's Nondeferred Cash Balance Plan effective January 1, 2000, filed as Exhibit (10) (r) to the Registrant's Form 10-Q Quarterly Report for December 10, 2000, is incorporated herein by reference, together with the Trust Agreement established by the Registrant between the Plan's Trustee and Donald H. Walker (Grantor). There are identical Trust Agreements between the Plan's Trustee and Craig F. Maier, Karen F. Maier, Ken C. Hull, Michael E. Conner, Louie Sharalaya, Lindon C. Kelley and certain other "highly compensated employees" (Grantors). *

10 (z) First Amendment (to be effective June 6, 2006) to the Frisch's Nondeferred Cash Balance Plan that went into effect January 1, 2000 (filed as Exhibit 10 (y) above), filed as Exhibit 99.2 to the Registrant's Form 8-K Current Report dated June 7, 2006, is incorporated herein by reference. *

10 (aa) Senior Executive Bonus Plan effective June 2, 2003, filed as Exhibit (10) (s) to the Registrant's Form 10-K Annual Report for 2003, is incorporated herein by reference. *

* Denotes compensatory plan or agreement

14 Code of Ethics for Chief Executive Officer and Financial Professionals, filed as Exhibit 14 to the Registrant's Form 10-K Annual Report for 2003, is incorporated herein by reference.

21 Subsidiaries of the Registrant is filed herewith.

23 Consent of Grant Thornton LLP is filed herewith.

31.1 Certification of Chief Executive Officer pursuant to rule 13a -14(a) is filed herewith.

31.2 Certification of Chief Financial Officer pursuant to rule 13a - 14(a) is filed herewith.

32.1 Section 1350 Certification of Chief Executive Officer is filed herewith.

32.2 Section 1350 Certification of Chief Financial Officer is filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRISCH'S RESTAURANTS, INC.
(Registrant)

By /s/ Donald H. Walker — July 24, 2007
Donald H. Walker — Date
Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Daniel W. Geeding Daniel W. Geeding	Chairman of the Board Director	July 24, 2007
/s/ Craig F. Maier Craig F. Maier	President and Chief Executive Officer Director	July 24, 2007
/s/ Dale P. Brown Dale P. Brown	Director	July 24, 2007
/s/ RJ Dourney RJ Dourney	Director	July 29, 2007
/s/ Lorrence T. Kellar Lorrence T. Kellar	Director	July 24, 2007
/s/ Blanche F. Maier Blanche F. Maier	Director	July 24, 2007
/s/ Karen F. Maier Karen F. Maier	Director	July 25, 2007
/s/ Jerome P. Montopoli Jerome P. Montopoli	Director	July 24, 2007
/s/ William J. Reik, Jr. William J. Reik, Jr.	Director	July 27, 2007

Corporate and Shareholder Information

Corporate Headquarters

Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, OH 45206 - 1206
(513) 961-2660
www.frischs.com

Registrar And Transfer Agent

American Stock Transfer & Trust Company
(800) 937-5449
www.amstock.com

Independent Registered Public Accounting Firm

Grant Thornton LLP
Cincinnati, Ohio 45209

Annual Meeting

Shareholders are cordially invited to attend the 2007 Annual Meeting of Shareholders that will be held at 10:00 a.m., Monday, October 1, 2007 at the Queen City Club, 331 E. Fourth Street, Cincinnati, Ohio 45202

Common Stock Information

The Company's common stock is traded on the American Stock Exchange under the symbol "FRS." The following table sets forth the high and low sales prices for the common stock for each quarter within the Company's two most recent fiscal years:

	2007			2006		
	High	Low	Dividend	High	Low	Dividend
1st Q	$25.30	$22.70	11¢	$25.75	$23.53	11¢
2nd Q	$27.48	$23.90	11¢	$24.90	$23.75	11¢
3rd Q	$30.48	$27.10	11¢	$24.55	$20.75	11¢
4th Q	$38.32	$29.29	11¢	$25.90	$20.15	11¢

Through July 10, 2007, the Company has paid 186 consecutive quarterly cash dividends during its 47 year history as a public company. The closing price of the Company's common stock as reported by the American Stock Exchange on August 2, 2007 was $29.31. There were approximately 2,150 shareholders of record as of August 2, 2007.

Available Information

The periodic reports that the Company files with the Securities and Exchange Commission are available without charge on the Company's web site www.frischs.com or by writing to:

Donald H. Walker
Vice President and Chief Financial Officer
FRISCH'S RESTAURANTS, INC.
2800 Gilbert Avenue
Cincinnati, OH 45206 – 1206

e-mail requests to cfo@frischs.com

Directors

Dale P. Brown (3) (4)
Retired President and Chief Executive Officer,
Sive/Young & Rubicam

Robert J. Dourney (2) (4)
President, Hearthstone Associates LLC.

Daniel W. Geeding (1) (2) Chairman of the Board, Frisch's Restaurants, Inc; Chief Financial Officer,
The Health Foundation of Greater Cincinnati

Lorrence T. Kellar (1) (3) (5)
Vice President, Continental Properties Company, Inc.

Blanche F. Maier
Director, Frisch's Restaurants, Inc.

Craig F. Maier (4)
President and Chief Executive Officer, Frisch's Restaurants, Inc.

Karen F. Maier (4)
Vice President, Frisch's Restaurants, Inc.

Jerome P. Montopoli (1) (2)
Retired Certified Public Accountant

William J. Reik, Jr. (3) (4) (5)
Managing Member, Reik & Co., LLC.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
(4) Strategic Planning Committee
(5) Finance Committee

Corporate And Staff Officers

Craig F. Maier, President and Chief Executive Officer

Rinzy J. Nocero, Vice President and Chief Operating Officer

Donald H. Walker, Vice President and Chief Financial Officer

Michael E. Conner, Vice President - Human Resources

Michael R. Everett, Vice President – Information Services

Kenneth C. Hull, Vice President - Development and Franchising

Karen F. Maier, Vice President - Marketing

Ronnie A. Peters, Vice President - Commissary

Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, Ohio 45206-1206
www.frischs.com











END

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